AGREEMENT AND PLAN OF MERGER

among

DANAHER CORPORATION,

PENTAGON MERGER SUB, INC.

and

PALL CORPORATION

Dated as of May 12, 2015

TABLE OF CONTENTS

AGREEMENT AND PLAN OF MERGER, dated as of May 12, 2015 (this “Agreement”), among DANAHER CORPORATION, a Delaware corporation (“Parent”), Pentagon Merger Sub, Inc., a New York corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and Pall Corporation, a New York corporation (the “Company”).

RECITALS

WHEREAS, upon the terms and subject to the conditions of this Agreement and in accordance with the applicable provisions of the Business Corporation Law of the State of New York (the “NYBCL”), Parent, Merger Sub and the Company have agreed to enter into a business combination transaction pursuant to which Merger Sub will be merged with and into the Company, the separate corporate existence of Merger Sub will thereupon cease and the Company will continue as the surviving corporation and a wholly owned Subsidiary of Parent (the “Merger”);

WHEREAS, the Board of Directors of the Company (the “Company Board”) has (i) determined that this Agreement and the Transactions are fair to, and in the best interests of, the Company and its shareholders, (ii) adopted this Agreement and approved the Transactions, and (iii) resolved to recommend adoption of this Agreement by the shareholders of the Company;

WHEREAS, the Board of Directors of Merger Sub has (i) determined that the Merger is fair to, and in the best interests of, Merger Sub and its shareholder, and (ii) adopted this Agreement, and recommended the adoption of this Agreement by the shareholder of Merger Sub;

WHEREAS, the sole shareholder of Merger Sub has adopted this Agreement;

WHEREAS, upon consummation of the Merger, each share of common stock, par value $0.10 per share, of the Company (“Company Common Stock”) issued and outstanding immediately prior to the Effective Time, other than shares of Company Common Stock owned by Parent, Merger Sub, or any direct or indirect wholly owned Subsidiary of Parent (other than Merger Sub) or any direct or indirect wholly owned Company Subsidiary, and any shares of Company Common Stock held in the treasury of the Company, will be canceled and converted into the right to receive the Merger Consideration, upon the terms and subject to the conditions of and any exceptions in this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:

ARTICLE I

THE MERGER

SECTION 1.01     The Merger.  Upon the terms and subject to the conditions set forth in Article VII, and in accordance with the NYBCL, at the Effective Time, Merger Sub shall be merged with and into the Company.

SECTION 1.02     Closing.  Unless this Agreement shall have been terminated in accordance with Section 8.01, the closing of the Merger (the “Closing”) will take place at 10:00 a.m., New York time, on the second (2nd) Business Day after the later to be satisfied of the condition set forth in Section 7.01(a) or Section 7.01(c) (subject to the satisfaction or waiver (where permissible) of the other conditions to Closing set forth in Article VII, other than those that by their terms are to be satisfied at the Closing (subject to their satisfaction or waiver (where permissible)), at the offices of Shearman & Sterling LLP, 599 Lexington Avenue, New York, New York 10022, unless another time, date or place is agreed to in writing by Parent and the Company.  The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”.

SECTION 1.03     Effective Time.  On the Closing Date, or on such other date as Parent and the Company may agree to in writing, Parent, Merger Sub and the Company shall cause an appropriate certificate of merger or other appropriate documents (the “Certificate of Merger”) to be executed and filed with the Secretary of State of the State of New York in accordance with the relevant provisions of the NYBCL and shall make all other filings or recordings required under the NYBCL. The Merger shall become effective at the time the Certificate of Merger shall have been duly filed with the Secretary of State of the State of New York or such other date and time as is agreed upon by the parties and specified in the Certificate of Merger, such date and time hereinafter referred to as the “Effective Time”.

SECTION 1.04     Effects of the Merger.  As a result of the Merger, (a) the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation of the Merger (the “Surviving Company”) and (b) the Merger shall have the effects set forth in this Agreement and in the applicable provisions of the NYBCL. Without limiting the generality of the foregoing, at the Effective Time, all of the property, rights, privileges, immunities, powers and franchises of the Company and Merger Sub shall vest in the Surviving Company, and all of the debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Company.

SECTION 1.05     Certificate of Incorporation and By-Laws of the Surviving Company.  At the Effective Time, the Restated Certificate of Incorporation of the Company as in effect as of the date of this Agreement (the “Company Charter”) and the By-Laws of the Company as in effect as of the date of this Agreement (the “Company By-Laws”) shall be amended in their entirety pursuant to the Merger to conform to the certificate of incorporation and by-laws of Merger Sub as in effect immediately prior to the Effective Time (except that the name shall be “Pall Corporation”), and as so amended shall be the certificate of incorporation and by-laws of the Surviving Company until thereafter amended as provided therein or by applicable Law (and, in each case, subject to Section 6.04).

SECTION 1.06     Directors and Officers of the Surviving Company.  The directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Company and the individuals specified by Parent prior to the Effective Time shall be the initial officers of the Surviving Company, in each case until their respective successors are duly elected or appointed and qualified or until the earlier of their death, resignation or removal in accordance with the certificate of incorporation and by-laws of the Surviving Company.

SECTION 1.07     Subsequent Actions.  If, at any time after the Effective Time, the Surviving Company shall consider or be advised that any deeds, bills of sale, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Company, its right, title or interest in, to or under any of the rights, properties or assets of either of the Company or Merger Sub vested in or to be vested in the Surviving Company as a result of, or in connection with, the Merger or otherwise to carry out this Agreement, the officers and directors of the Surviving Company shall be authorized to execute and deliver, in the name and on behalf of either the Company or Merger Sub, all such deeds, bills of sale, assignments and assurances and to take and do, in the name and on behalf of each such corporation or otherwise, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title and interest in, to and under such rights, properties or assets in the Surviving Company or otherwise to carry out this Agreement.

ARTICLE II

CONVERSION OF SECURITIES; EXCHANGE OF CERTIFICATES

SECTION 2.01     Conversion of Shares.  At the Effective Time, by virtue of the Merger and without any action on the part of Merger Sub, the Company or the holders of any of the following securities:

(a)     Conversion of Shares.  Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (each, a “Share” and collectively, the “Shares”), other than Shares to be cancelled in accordance with Section 2.01(b) or Section 2.04, shall be canceled and shall be converted automatically into the right to receive $127.20 in cash, without interest (the “Merger Consideration”).  The Merger Consideration is payable in accordance with Section 2.02(b).

(b)     Cancellation of Treasury Shares and Parent-Owned Shares.  Each Share held in the treasury of the Company or owned by any direct or indirect wholly owned Company Subsidiary and each Share owned by Merger Sub, Parent or any direct or indirect wholly owned Subsidiary of Parent immediately prior to the Effective Time shall automatically be canceled without any conversion thereof and no payment or distribution shall be made with respect thereto.

(c)     Shares of Merger Sub.  Each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Company.

SECTION 2.02     Exchange of Certificates.

(a)     Paying Agent.  Prior to the Effective Time, Parent shall (i) appoint a bank or trust company approved (such approval not to be unreasonably withheld, conditioned or delayed) in advance by the Company (the “Paying Agent”), and (ii) enter into a paying agent agreement, in form and substance reasonably acceptable to the Company, with such Paying Agent for the payment of the Merger Consideration in accordance with this Article II.

At the Closing, Parent shall deposit, or cause the Surviving Company to deposit, with the Paying Agent, for the benefit of the holders of Shares issued and outstanding immediately prior to the Effective Time, cash in an amount sufficient to pay the aggregate Merger Consideration required to be paid pursuant to Section 2.01(a) (such cash being hereinafter referred to as the “Payment Fund”).  The Payment Fund shall not be used for any other purpose.  The Payment Fund shall be invested by the Paying Agent as directed by Parent; provided, however, that such investments shall be in obligations of or guaranteed by the United States of America or any agency or instrumentality thereof and backed by the full faith and credit of the United States of America, in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1 billion (based on the most recent financial statements of such bank which are then publicly available), or a combination of the foregoing.  Any net profit resulting from, or interest or income produced by, such investments shall be payable to the Surviving Company.

(b)     Exchange Procedures.  Promptly after the Effective Time, Parent shall cause to be mailed to each person who was, at the Effective Time, a holder of record of Shares entitled to receive the Merger Consideration pursuant to Section 2.01(a):  (i) a letter of transmittal (which shall be in customary form and shall specify that delivery shall be effected, and risk of loss and title to the Shares shall pass, only upon proper delivery of the Shares to the Paying Agent) and (ii) instructions for use in effecting the surrender of the certificates evidencing such Shares (each, a “Certificate” and, together, the “Certificates”) or the non-certificated Shares represented by book-entry (“Book-Entry Shares”) in exchange for the Merger Consideration.  Upon surrender of Certificates (or effective affidavits of loss in lieu thereof) to the Paying Agent for cancellation, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto (and such other documents as may customarily be required by the Paying Agent), the holder of such Shares shall be entitled to receive in exchange therefor the Merger Consideration which such holder has the right to receive pursuant to Section 2.01(a), and the Certificates so surrendered shall forthwith be canceled.  In the event of a transfer of ownership of Shares that is not registered in the transfer records of the Company, payment of the Merger Consideration may be made to a person other than the person in whose name the Certificate so surrendered are registered if the Certificate representing such Shares shall be presented to the Paying Agent, accompanied by all documents required to evidence and effect such transfer or otherwise be in proper form for transfer, and the person requesting such payment shall pay any transfer or other taxes required solely by reason of the payment of the Merger Consideration to a person other than the registered holder of such Certificate or establish to the reasonable satisfaction of Parent that such tax has been paid or is not applicable.  Until surrendered as contemplated by this Section 2.02, each Certificate shall be deemed at all times after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration to which the holder of such Certificate is entitled pursuant to this Article II.  No interest shall be paid or will accrue on any cash payable to holders of Certificates pursuant to the provisions of this Article II.  Any holder of Book-Entry Shares shall not be required to deliver a Certificate or an executed letter of transmittal to the Paying Agent to receive the Merger Consideration that such holder is entitled to receive pursuant to this Article II. In lieu thereof, each registered holder of one or more Book-Entry Shares shall automatically upon the Effective Time be entitled to receive, and the Surviving Company shall cause the Paying Agent to pay and deliver as soon as reasonably practicable after the Effective Time (but in no event more than three (3) Business Days thereafter), the Merger Consideration for each Book-Entry Share.

(c)     No Further Rights.  From and after the Effective Time, holders of Shares shall cease to have any rights as shareholders of the Company, except as provided herein or by Law.

(d)     Termination of Payment Fund.  Any portion of the Payment Fund that remains undistributed to the holders of Shares six (6) months after the Effective Time shall be delivered to the Surviving Company, upon demand, and any holders of Shares who have not theretofore complied with this Article II shall thereafter look only to Parent or the Surviving Company for, and Parent and the Surviving Company shall remain liable for, payment of their claim for the Merger Consideration (unless surrendered to a public official pursuant to any escheat or similar Law).  Any portion of the Payment Fund remaining unclaimed by holders of Shares as of a date which is immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Authority shall, to the extent permitted by applicable Law, become the property of Parent free and clear of any claims or interest of any person previously entitled thereto.

(e)     Withholding Rights.  Each of the Paying Agent, the Surviving Company and Parent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Shares or Company Stock Options such amounts as it is required to deduct and withhold with respect to such payment under all applicable federal, state or local Tax laws and pay such withholding amount over to the appropriate Governmental Authority.  To the extent that amounts are so properly withheld by the Paying Agent, the Surviving Company or Parent, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Shares or Company Stock Options in respect of which such deduction and withholding was made by the Paying Agent, the Surviving Company or Parent, as the case may be.

(f)     Lost Certificates.  If any Certificate shall have been lost, stolen or destroyed, then upon (i) the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed, and (ii) if required by the Surviving Company, an indemnity bond in form and substance and with surety reasonably satisfactory to the Surviving Company, the Paying Agent shall pay in respect of such lost, stolen or destroyed Certificate the Merger Consideration to which the holder thereof is entitled pursuant to Section 2.01(a).

SECTION 2.03     Share Transfer Books.  At the Effective Time, the share transfer books of the Company shall be closed and there shall be no further registration of transfers of Shares thereafter on the records of the Company.  From and after the Effective Time, the holders of Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares, except as otherwise provided in this Agreement or by Law.  On or after the Effective Time, any Certificates or Book-Entry Shares presented to the Paying Agent or Parent for any reason shall be canceled against delivery of the Merger Consideration to which the holders thereof are entitled pursuant to Section 2.01(a).

SECTION 2.04     Company Stock Options, Restricted Stock Units and Performance Stock Units.

(a)     At the Effective Time, (i) each outstanding option (each, a “Company Stock Option”) to purchase Shares granted under the Company’s 2005 Stock Compensation Plan, 2012 Stock Compensation Plan, 2001 Stock Option Plan for Non-Employee Directors and MSPP (the “Company Stock Plans”) that is outstanding and unexercised as of immediately prior to the Effective Time, whether or not vested or exercisable, shall become fully vested and exercisable as of the Effective Time, (ii) the Company shall cancel each Company Stock Option that is outstanding and unexercised, as of the Effective Time (in each case, without the creation of additional liability to the Company or any Company Subsidiaries), subject, if applicable, to the payment pursuant to Section 2.04(b), (iii) each award outstanding under the MSPP as of immediately prior to the Effective Time (each, a “MSPP Award”) shall become fully vested as of the Effective Time and (iv) each performance-based restricted stock unit (each, a “Performance Stock Unit”) that is subject to a Restricted Stock Unit award granted under the Company Stock Plans and outstanding as of immediately prior to the Effective Time shall become fully vested and be deemed earned in the number of Performance Stock Units equal to the greater of (A) the “Target Number” (as specified in the applicable award agreement) of Performance Stock Units or (B) the number of Performance Stock Units that would have been earned by applying the performance criteria specified in the applicable award agreement to the Company’s actual performance from the beginning of the “Performance Period” (as specified in the applicable award agreement) to the Effective Time.

(b)     Each holder of a Company Stock Option that is outstanding and unexercised as of the Effective Time and has an exercise price per Share that is less than the Merger Consideration shall (subject to the provisions of this Section 2.04) be paid by the Surviving Company no later than ten (10) calendar days following the Closing (or any later date required to avoid any penalty Tax under Section 409A of the Code), in exchange for the cancellation of such Company Stock Option, an amount in cash equal to the product of (i) the amount by which the Merger Consideration exceeds the applicable exercise price per Share of such Company Stock Option, and (ii) the aggregate number of Shares issuable upon exercise of such Company Stock Option.  All such payments shall be subject to all applicable federal, state and local Tax withholding requirements.

(c)     Each (i) MSPP Award, (ii) Performance Stock Unit that vests in accordance with Section 2.04(a) and (iii) time-based restricted stock unit that is subject to a Restricted Stock Unit award granted under the Company Stock Plans and outstanding as of immediately prior to the Effective Time (each, a “Restricted Stock Unit”) that is vested in accordance with its terms as of immediately prior to the Effective Time or becomes vested in accordance with its terms solely as a result of the consummation of the Transaction (each, a “Vested RSU”) shall be cancelled and converted into the right to receive, no later than ten (10) calendar days following the Closing (or any later date required to avoid any penalty Tax under Section 409A of the Code), an amount in cash, without interest, equal to the product of (x) the Merger Consideration and (y) the aggregate number of shares subject to such MSPP Award, Restricted Stock Unit award or Performance Stock Unit award (to the extent deemed earned in accordance with Section 2.04(a)), as applicable.  All such payments shall be subject to all applicable federal, state and local Tax withholding requirements.

(d)     Each Restricted Stock Unit (other than a MSPP Award or Vested RSU) that is outstanding immediately prior to the Effective Time shall automatically be assumed by Parent at the Effective Time (each, a “Rollover Award”) and shall continue to have, and be subject to, the same terms and conditions (including the term, exercisability and vesting schedule) as were applicable to the corresponding Rollover Award immediately prior to the Effective Time, except that each Rollover Award will relate to that number of shares of Parent’s common stock (“Parent Common Stock”) (with each discrete award rounded to the nearest whole share) equal to the product of (x) the number of shares of Company Common Stock that were issuable upon the vesting of such Rollover Award immediately prior to the Effective Time and (y) the Equity Award Exchange Ratio.

(e)     With respect to the Company’s Employee Stock Purchase Plan (the “ESPP” and, each award granted thereunder, an “ESPP Award”), (i) participation in the ESPP shall be limited to those individuals who are participants in the ESPP on the date of this Agreement; (ii) no new Offering Period (as defined in the ESPP), other than the Offering Period in effect as of the date of this Agreement, shall be authorized, continued or commenced on or after the date of this Agreement; (iii) participants in the ESPP may not increase their payroll deductions or purchase elections from those in effect on the date of this Agreement; (iv) if the anticipated Closing Date is scheduled to occur prior to the end of the Offering Period in effect as of the date of this Agreement, then the Company shall (x) set the Change in Control Exercise Date (as defined in the ESPP) as of a date that is no later than ten (10) Business Days prior to the anticipated Closing Date, (y) provide written notification to each ESPP participant at least ten (10) Business Days prior to the Change in Control Exercise Date that the Exercise Date (as defined in the ESPP) for the participant’s ESPP option has been changed to the Change in Control Exercise Date and that such option will be exercised automatically on the Change in Control Exercise Date and (z) cause each such ESPP option to be automatically exercised on the Change in Control Exercise Date in accordance with the terms of the ESPP; (v) any holding period relating to Shares received in respect of the ESPP shall be waived as of immediately prior to the Effective Time; and (vi) the ESPP shall terminate, effective upon the earliest of the Change in Control Exercise Date, the end of the Offering Period in effect as of the date of this Agreement and the Closing Date.  The MSPP shall be terminated and of no further force or effect as of the Closing Date.

(f)     Prior to the Effective Time, the Company shall take all steps reasonably necessary to cause the transactions contemplated hereby and any other dispositions of Shares or other equity securities of the Company (including derivative securities) in connection with this Agreement by each person who is a director or officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act, as amended.

SECTION 2.05     Certain Adjustments.  Notwithstanding the foregoing, if between the date of this Agreement and the Effective Time the outstanding Shares shall have been changed into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination, consolidation or exchange of shares, or any similar event shall have occurred, then the Merger Consideration shall be appropriately adjusted to provide the holders of Shares the same economic effect as contemplated by this Agreement prior to such event; provided, however, that this sentence shall not be construed to permit the Company to take any action with respect to its securities that is prohibited by the terms of this Agreement.

SECTION 2.06     No Appraisal Rights.  In accordance with Section 910 of the NYBCL, no appraisal rights shall be available to holders of Shares in connection with the Merger.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the disclosure schedule prepared by the Company and delivered to Parent and Merger Sub in connection with the execution and delivery of this Agreement (the “Company Disclosure Schedule”), or, other than with respect to Section 3.03, as disclosed in the SEC Reports (but excluding (x) any risk factor disclosures contained under the heading “Risk Factors” (other than any factual information contained therein) and (y) any disclosure of risks included in any “forward-looking statements” disclaimer or any other statements that are similarly predictive or forward-looking in nature) as filed prior to the date of this Agreement, the Company hereby represents and warrants to Parent and Merger Sub as follows:

SECTION 3.01     Organization and Qualification; Company Subsidiaries.

(a)     Each of the Company and each Company Subsidiary is a corporation, exempted company, limited liability company or other legal entity validly existing and in good standing (or equivalent concept to the extent applicable) under the laws of the jurisdiction of its organization and has the requisite power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted, except, in the case of each Company Subsidiary, where the failure to be so validly existing and in good standing would not have a Company Material Adverse Effect.  Each of the Company and each Company Subsidiary is duly qualified or licensed as a foreign legal entity to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for such failures to be so qualified or licensed and in good standing that would not have a Company Material Adverse Effect.

(b)     Section 3.01(b) of the Company Disclosure Schedule sets forth a true and complete list of all the Subsidiaries of the Company (each a “Company Subsidiary”), together with the jurisdiction of organization of each Company Subsidiary and the percentage of the outstanding share capital or other equity interests of each Company Subsidiary owned by the Company and each other Company Subsidiary.  The Company does not directly or indirectly own any material equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any corporation, partnership, joint venture or other business association or entity.

SECTION 3.02     Certificate of Incorporation and By-Laws.  The Company has made available to Parent a true and complete copy of (a) the Company Charter, (b) the Company By-Laws, and (c) the certificate of incorporation and by-laws (or equivalent organizational documents) of each Company Subsidiary, each as in effect as of the date of this Agreement.  Each such certificate of incorporation and by-laws (or equivalent organizational documents) is in full force and effect.  The Company is not in violation of any provisions of the Company Charter or the Company By-Laws.  None of the Company Subsidiaries is in violation of any of the provisions of its certificate of incorporation and by-laws (or equivalent organizational documents) in each case except for violations that would not have a Company Material Adverse Effect.

SECTION 3.03     Capitalization.

(a)     The authorized share capital of the Company consists of 500,000,000 shares of Company Common Stock.

(b)     As of the close of business on April 30, 2015, (i) 106,736,168 shares of Company Common Stock (including 7,967.85 shares of Company Common Stock in respect of deferral units paid to directors of the Company) were issued and outstanding, all of which are validly issued, fully paid and nonassessable and were issued free of preemptive (or similar) rights, (ii) 21,221,722 shares of Company Common Stock were held in the treasury of the Company, (iii) no shares of Company Common Stock were held by the Company Subsidiaries, and (iv) 4,316,100.69 shares of Company Common Stock were reserved for future issuance in connection with the Company Stock Plans (including 2,116,999 shares of Company Common Stock reserved for issuance upon the exercise of outstanding Company Stock Options, 1,181,667.52 shares of Company Common Stock reserved for issuance upon the vesting of outstanding Restricted Stock Units (including 580,256.48 shares of Company Common Stock subject to MSPP Awards under the Company’s Management Stock Purchase Plan (“MSPP”) and 7,652 Restricted Stock Units issued on May 3, 2015) and 429,209.92 shares of Company Common Stock reserved for issuance upon the vesting of outstanding Performance Stock Units (assuming achievement of the applicable performance criteria at the maximum level)).  The foregoing excludes dividend equivalents credited in the form of additional Restricted Stock Units, Performance Stock Units, MSPP Awards, ESPP Awards and deferral units paid to directors of the Company issued in the ordinary course in lieu of the Company’s $0.305 quarterly dividend on each of the following outstanding as of April 30, 2015.   Except as set forth in this Section 3.03(b), as of the close of business on April 30, 2015, no shares of capital stock or voting securities of, or other equity interests in, the Company are reserved for issuance or outstanding.  Since the close of business on April 30, 2015 through the date of this Agreement, no Company Stock Options, Restricted Stock Units, Performance Stock Units or ESPP Awards have been issued or granted and no shares of Company Common Stock have been issued other than in satisfaction of the vesting or exercise of (in each case in accordance with their respective terms) any Company Stock Options, Restricted Stock Units, Performance Stock Units or ESPP Awards, in each case, that were outstanding as of the close of business on April 30, 2015 and set forth in this Section 3.03(b).  Except as set forth in this Section 3.03(b), there are no options, warrants, calls, subscriptions or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued shares or other equity interests or capital stock of the Company or any Company Subsidiary or any securities convertible into or exchangeable or exercisable for any such shares, capital stock or other equity interests, or any other rights or instruments that are linked in any way to the price of the shares of Company Common Stock or any shares of capital stock of any Company Subsidiary, the value of all or any part of the Company or any Company Subsidiary (collectively, “Equity Interests”), in each case, obligating the Company or any Company Subsidiary to issue, sell or grant any such Equity Interests.  All shares of Company Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and nonassessable and free of preemptive (or similar) rights.

(c)     There are no bonds, debentures, notes or other indebtedness having general voting rights (or convertible into securities having such rights) of the Company or any Company Subsidiary issued and outstanding or reserved for issuance.  There are no outstanding obligations under Contract or otherwise of the Company or any Company Subsidiary to repurchase, redeem or otherwise acquire any shares of Company Common Stock or Equity Interests of the Company or any Company Subsidiary, or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any Company Subsidiary or any other person. None of the Company or any Company Subsidiary is a party to any shareholders’ agreement, voting trust agreement or registration rights agreement relating to any Equity Interests of the Company or any Company Subsidiary or any other Contract relating to disposition, voting or dividends with respect to any Equity Interests of the Company or of any Company Subsidiary.

(d)     Each outstanding capital share, limited liability company interest, partnership interest or equity or similar interest of each Company Subsidiary that is held, directly or indirectly, by the Company is duly authorized, validly issued, fully paid and nonassessable and was issued free of preemptive (or similar) rights, and each such share or interest is owned by the Company or another Company Subsidiary free and clear of all security interests, liens, claims, pledges, options, rights of first refusal, agreements, limitations on the Company’s or any Company Subsidiary’s voting rights, charges and other encumbrances of any nature whatsoever.

SECTION 3.04     Authority Relative to This Agreement.  The Company has all necessary corporate power and authority to execute and deliver this Agreement and, subject to the receipt of the Company Shareholder Approval, to perform its obligations hereunder and to consummate the Transactions.  The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the Transactions (subject, in the case of the Merger, to the receipt of the Company Shareholder Approval and the filing and recordation of appropriate merger documents as required by the NYBCL).  This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the effect of any applicable bankruptcy, insolvency (including all Laws relating to fraudulent transfers), reorganization, moratorium or similar Laws affecting creditors’ rights generally and subject to the effect of general principles of equity (regardless of whether considered in a proceeding at law or in equity).

SECTION 3.05     No Conflict; Required Filings and Consents.

(a)     The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company and the consummation by the Company of the Transactions will not, (i) conflict with or violate the Company Charter, the Company By-Laws, or the certificate of incorporation and by-laws (or equivalent organizational documents) of any Company Subsidiary, (ii) assuming that all consents, approvals and other authorizations described in Section 3.05(b) have been obtained, that all filings and other actions described in Section 3.05(b) have been made or taken and the Company Shareholder Approval has been obtained, conflict with or violate any federal, state, local or foreign law, statute, ordinance or law, or any rule, regulation, standard, Order or agency requirement of any Governmental Authority (“Law”) applicable to the Company or any Company Subsidiary or by which any property or asset of the Company or any Company Subsidiary is bound or affected, or (iii) result in any breach or violation of or constitute a default (or an event which, with notice or lapse of time or both, would become a default) by the Company or any Company Subsidiary under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the loss of any benefit under, or the creation of any Lien on the properties or assets of the Company or any Company Subsidiary pursuant to, any Contract or other instrument or obligation to which the Company or any Company Subsidiary is a party or by which the Company or a Company Subsidiary or any property or asset of the Company or any Company Subsidiary is bound or affected, except, with respect to each of the foregoing clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not have a Company Material Adverse Effect or materially delay the consummation of the Transactions.

(b)     The execution and delivery of this Agreement by the Company does not, and the performance of this Agreement by the Company and the consummation by the Company of the Transactions will not, require any consent, approval, authorization or permit of, or filing with or notification to, any federal, state, local or foreign government, regulatory or administrative authority or commission or other governmental authority or instrumentality or self-regulatory organization, domestic or foreign, or any court, tribunal, or judicial or arbitral body (a “Governmental Authority”), except for (i) applicable requirements, if any, of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), (ii) the filing with the Securities and Exchange Commission (the “SEC”) of a proxy statement (as amended or supplemented from time to time, the “Proxy Statement”) relating to the adoption of this Agreement and approval of the Transactions by the shareholders of the Company, (iii) any filings required under the rules and regulations of the NYSE, (iv) the filing of the Certificate of Merger with the Department of State of the State of New York pursuant to the NYBCL, and (v) the premerger notification and waiting period requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”), and such other Antitrust Laws as may be applicable to the Transactions and (vi) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not have a Company Material Adverse Effect.

SECTION 3.06     Permits; Compliance.  Each of the Company and each Company Subsidiary is in possession of all licenses, permits, approvals, accreditations, certificates and other authorizations of any Governmental Authority necessary for each such entity to own, lease and operate its properties or to carry on its business as it is now being conducted (the “Company Permits”), except where the failure to have, or the suspension or cancellation of, any of the Company Permits would not have a Company Material Adverse Effect.  Neither the Company nor any Company Subsidiary is, and since August 1, 2013 has not been, in conflict with, or in default, breach or violation of, (i) any Law applicable to such entity or by which any property or asset of such entity is bound or affected, or (ii) any Contract or Company Permit to which such entity is a party or by which such entity or any property or asset of such entity is bound, except for any such conflicts, defaults, breaches or violations that would not have a Company Material Adverse Effect.

SECTION 3.07     SEC Filings; Financial Statements; Undisclosed Liabilities.

(a)     The Company has filed or furnished (as applicable) all forms, reports, statements, schedules and other documents required to be filed or furnished (as applicable) by it with the SEC since August 1, 2013 (as amended through the date hereof, collectively, the “SEC Reports”).  As of their respective dates, or, if amended prior to the date hereof, as of the date of the last such amendment, the SEC Reports (i) were prepared (and any SEC Reports filed after the date hereof will have been prepared), in all material respects, in accordance with the applicable requirements of the Securities Act of 1933, as amended (the “Securities Act”), the Exchange Act, and, in each case, the rules and regulations promulgated thereunder, and (ii) did not and will not, at the time they were or will be filed, or, if amended prior to the date hereof, as of the date of such amendment, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(b)     Each of the consolidated financial statements (including, in each case, any notes thereto) contained in the SEC Reports was prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) and each fairly presents, in all material respects, the consolidated financial position, results of operations and cash flows of the Company and its consolidated Subsidiaries as at the respective dates thereof and for the respective periods indicated therein, except as otherwise noted therein (subject, in the case of unaudited statements, to the absence of notes and normal and recurring year-end adjustments).

(c)     The management of the Company has implemented and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to ensure that material information relating to the Company, including its consolidated Subsidiaries, is in all material respects made known to the principal executive officer and the principal financial and accounting officer of the Company by others within those entities.  Based on the Company’s management’s most recently completed evaluation of the Company’s internal control over financial reporting, (i) the Company had no significant deficiencies or material weaknesses in the design or operation of its internal control over financial reporting that would reasonably be expected to adversely affect the Company’s ability to record, process, summarize and report financial information and (ii) the Company does not have Knowledge of (A) any fraud or questionable accounting or auditing practices that involves management or other employees who have a significant role in the Company’s internal control over financial reporting or (B) any violation of securities Laws, breach of fiduciary duty or similar violation by the Company or any of their respective officers or directors.

(d)     Neither the Company nor any Company Subsidiary has any liability or obligation of any nature, whether or not accrued or contingent or otherwise, except for liabilities and obligations (i) reflected or reserved against on the consolidated balance sheet of the Company and the consolidated Subsidiaries as at January 31, 2015 (including the notes thereto) included in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended January 31, 2015, (ii) incurred in connection with the Transactions, or (iii) incurred in the ordinary course of business since February 1, 2015 that would not have a Company Material Adverse Effect.

SECTION 3.08     Absence of Certain Changes or Events.  Since February 1, 2015, (a) there has not been a Company Material Adverse Effect and (b) through the date of this Agreement, except in connection with the Transactions, the Company and the Company Subsidiaries have conducted their businesses in the ordinary course of business.

SECTION 3.09     Absence of Litigation.  As of the date of this Agreement. there is no litigation, suit, arbitration, claim, charge, action or proceeding (each, an “Action”) pending or, to the Knowledge of the Company, threatened against the Company or any Company Subsidiary, or any property or asset of the Company or any Company Subsidiary (or, to the Knowledge of the Company, any director or officer of the Company or any Company Subsidiary in such capacity as director or officer), by or before any Governmental Authority that would have a Company Material Adverse Effect.  Neither the Company nor any Company Subsidiary nor any property or asset of the Company or any Company Subsidiary is, as of the date of this Agreement, subject to any continuing Order of, or settlement agreement or other similar written agreement with, any Governmental Authority, that would have a Company Material Adverse Effect or materially delay the consummation of the Transactions.

SECTION 3.10     Employee Benefit Plans.

(a)     Section 3.10(a) of the Company Disclosure Schedule lists all material employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) and all bonus, stock option, stock purchase, restricted stock, equity-based award, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance or other material benefit plans, programs or arrangements, and all employment, consulting, termination, severance, or other material Contracts to which the Company or any Company Subsidiary is a party, with respect to which the Company or any Company Subsidiary has any obligation or which are maintained, contributed to or sponsored by the Company or any Company Subsidiary for the benefit of any current or former employee, consultant, officer or director of the Company or any Company Subsidiary (collectively, the “Plans”).

(b)     Copies of the following have been made available to Parent (in each case if applicable) with respect to each Plan:  (i) the plan document, the summary plan description and any summary of material modifications, (ii) the most recent annual report, actuarial report and financial statements, (iii) the trust agreement, insurance Contract and other documents relating to funding or payment of benefits, and (iv) for each Plan that covers individuals located primarily outside of the United States (an “International Plan”), any substantially comparable documents to those required to be provided.

(c)     No Plan (i) is a defined benefit pension plan or is subject to Section 302 or Title IV of ERISA or Section 412 of the Code or (ii) is a multiemployer plan within the meaning of Section 3(37) of ERISA or a multiple employer welfare arrangement as defined in Section 3(40) or ERISA and no liability under Title IV or Section 302 of ERISA has been incurred by the Company or any Company Subsidiary that has not been satisfied in full, and no condition exists that could reasonably be expected to present a material risk to the Company or any Company Subsidiary of incurring any such liability.

(d)     Each Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter or prototype opinion letter from the Internal Revenue Service of the United States (the “IRS”) that the Plan is so qualified, or an application for such a letter is currently being processed by the IRS, and, to the Knowledge of the Company, no circumstance exists that would reasonably be expected to adversely affect the qualified status of such Plan.

(e)     Each Plan has been established and administered in accordance with its terms, and in compliance with the applicable provisions of ERISA, the Code and other applicable Laws, except to the extent such noncompliance would not have a Company Material Adverse Effect.

(f)     With respect to any Plan, as of the date of this Agreement and except as would not have a Company Material Adverse Effect, (i) no Actions (other than routine claims for benefits in the ordinary course) are pending or, to the Knowledge of the Company, threatened in writing and (ii) no administrative investigation, audit or other administrative proceeding by the Department of Labor, the IRS or other Governmental Authority is pending, in progress or, to the Knowledge of the Company, threatened.

(g)     Except as would not have a Company Material Adverse Effect, each International Plan (i) if intended to qualify for special tax treatment, meets all applicable requirements and (ii) if required to be funded, book-reserved or secured by an insurance policy, is so fully funded, book-reserved or secured, based on reasonable actuarial assumptions in accordance with applicable accounting principles.

SECTION 3.11     Labor and Employment Matters.  Neither the Company nor any Company Subsidiary is a party to, nor bound by, any collective bargaining agreement or other labor union contract applicable to persons employed by the Company or any Company Subsidiary (“Collective Bargaining Agreement”), nor, to the Knowledge of the Company, are there any pending or threatened activities or proceedings of any labor union, labor organization or works council to organize any such employees.  To the Knowledge of the Company, there are no unfair labor practice complaints, union or works council representation questions or other Actions involving any current or former employee of the Company or any Company Subsidiary that are existing or pending against the Company or any Company Subsidiary.  As of the date of this Agreement, there is no strike, work stoppage or lockout pending, or, to the Knowledge of the Company, threatened, by or with respect to any employees of the Company or any Company Subsidiary.

SECTION 3.12     Real Property.

(a)     Except as would not have a Company Material Adverse Effect, the Company or one of the Company Subsidiaries has good fee simple title to all Owned Real Property and valid leasehold interests in all Leased Real Property free and clear of all Liens, except Permitted Liens.  Except as would not have a Company Material Adverse Effect, the Company or one of the Company Subsidiaries has exclusive possession of each Leased Real Property and Owned Real Property, other than any use and occupancy rights granted to third-party owners, tenants or licensees pursuant to agreements with respect to such real property entered in the ordinary course of business.

(b)     Except as would not have a Company Material Adverse Effect, (i) each lease for the Leased Real Property is in full force and effect and is valid, binding and enforceable in accordance with its terms, except that such enforcement may be subject to applicable bankruptcy, insolvency (including all laws relating to fraudulent transfers), reorganization, moratorium or similar Laws affecting creditors’ rights generally and subject to the effect of general principles of equity (regardless of whether considered in a proceeding at law or in equity), and (ii) there is no default under any lease for the Leased Real Property either by the Company or any Company Subsidiary or, to the Knowledge of the Company, by any other party thereto, and no event has occurred that, with the lapse of time or the giving of notice or both, would constitute a default by the Company or any Company Subsidiary thereunder.

SECTION 3.13     Taxes.

(a)     The Company and the Company Subsidiaries (i) have timely filed (taking into account any extension of time to file granted or obtained) all material Tax Returns required to be filed by them and such Tax Returns are true, correct and complete in all material respects, and (ii) have timely paid all material amounts of Taxes required to be paid by them (whether or not shown as due on any Tax Return), except to the extent that such Taxes are being contested in good faith in appropriate proceedings and for which the Company or the appropriate Company Subsidiary has set aside adequate reserves in accordance with GAAP.  All material amounts of Taxes, whether individually or in the aggregate, required to have been withheld by the Company and the Company Subsidiaries with respect to amounts paid or owing to any employee, independent contractor, creditor or other third party have been timely withheld and remitted to the applicable Governmental Authority.

(b)     There are no pending audits, examinations, investigations, refund litigation, proposed adjustments or other proceedings by a Governmental Authority in respect of any material Taxes or Tax Returns of the Company or any of the Company Subsidiaries, and no such audits, examinations, investigations, refund litigation, proposed adjustments or other proceedings have been proposed in writing.  No deficiency for any material amount of Tax has been asserted or assessed by any Governmental Authority in writing against the Company or any of the Company Subsidiaries, which deficiency has not been satisfied by payment, settled or been withdrawn or is not being contested in good faith in appropriate proceedings and for which the Company or the appropriate Company Subsidiary has set aside adequate reserves in accordance with GAAP.  There are no Liens for a material amount of Taxes on any of the assets of the Company or the Company Subsidiaries other than Permitted Liens.

(c)     Neither the Company nor any of the Company Subsidiaries has any liability for the Taxes of another person (i) pursuant to Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or non-U.S. law) by reason of being a member of an affiliated, consolidated, combined or unitary group (other than a group that solely includes the Company and/or any of the Company Subsidiaries) or (ii) by reason of being party to any Tax sharing, Tax allocation, or Tax indemnification agreement or other similar agreement (other than customary Tax indemnification provisions in commercial agreements or arrangements, in each case not primarily relating to Taxes and entered into in the ordinary course of business, or any agreement solely between or among the Company and the Company Subsidiaries).

(d)     Neither of the Company nor any of the Company Subsidiaries has received written notice of any claim made by a Governmental Authority in a jurisdiction where the Company or any of the Company Subsidiaries does not file a Tax Return, which claim has not been resolved prior to the date hereof, that the Company or any of the Company Subsidiaries is or may be subject to taxation by that jurisdiction.  There are no outstanding requests, agreements, consents or waivers to extend the statutory period of limitations applicable to the assessment of any material Taxes or material Tax deficiencies against the Company or any of the Company Subsidiaries other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business.

(e)     Neither the Company nor any of the Company Subsidiaries was a “distributing corporation” or “controlled corporation” in a transaction intended to qualify under Section 355 of the Code within the past two years.

(f)     Neither the Company nor any of the Company Subsidiaries has participated in any “reportable transaction” within the meaning of Section 6707A(c)(1) of the Code, Treasury Regulation Section 1.6011-4  or any similar provision of state or local Law.

(g)     Neither the Company nor any of the Company Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Effective Time as a result of Section 481(a) or Section 453 of the Code (or similar provisions of state, local, or non-U.S. Law).

(h)     For purposes of this Agreement:

(i)     “Tax” or “Taxes” means any federal, state, local and foreign taxes, including income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, stock, franchise, profits, withholding, social security, unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated and other similar taxes, imposed by any Governmental Authority, together with any interest, penalties, and additions to tax imposed with respect thereto.

(ii)     “Tax Returns” means any returns, declarations, claims for refund, or information returns or statements, and reports relating to Taxes that are required to be filed with any Governmental Authority, including any schedule or attachment thereto and any amendment thereof.

(i)     Notwithstanding any provision herein to the contrary, the representations in Section 3.10 and this Section 3.13 are the sole representations of the Company and the Company Subsidiaries with respect to Tax matters.

SECTION 3.14     Material Contracts.

(a)     Section 3.14(a) of the Company Disclosure Schedule lists each of the following types of Contracts to which the Company or any Company Subsidiary is a party as of the date of this Agreement (such Contracts, the “Material Contracts”):

(i)     any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) with respect to Company or any Company Subsidiary that has been, or was required to be, filed with the SEC with the Company’s Annual Report on Form 10-K for the year ended July 31, 2014 or any SEC Reports filed after the date of filing of such Form 10-K until the date hereof;

(ii)    any Contract for the purchase of materials, supplies, goods, services, equipment or other assets providing for annual payments by the Company or any Company Subsidiary of $3,000,000 or more and is not cancelable without penalty or further payment and without more than 120 days’ notice;

(iii)    any Contract with a customer of the Company or any Company Subsidiary which involves or is reasonably likely to involve annual payments of more than $10,000,000 (it being understood that the Company is not making any representation or warranty as to the actual amount of future payments to be received under any such Contract);

(iv)    any mortgages, indentures, guarantees, loans or credit agreements, security agreements or other Contracts relating to the borrowing of money or extension of credit of $50,000,000 or more, other than (A) accounts receivable and accounts payable in the ordinary course of business and (B) loans to direct or indirect wholly-owned Company Subsidiaries;

(v)     with respect to a joint venture, partnership or other similar arrangement that is material to the business of the Company and the Company Subsidiaries, taken as a whole, any Contract that relates to the formation, creation, governance or control of, or the economic rights or obligations of the Company or any of the Company Subsidiaries in, any such joint venture, partnership or other similar arrangement;

(vi)    any Contract containing any covenant materially limiting the right of the Company or any Company Subsidiary to engage in any line of business or to compete with any person in any line of business;

(vii)   any Contract containing a “most favored nation” clause or other term providing preferential pricing or treatment to a third party that is not cancelable without penalty or further payment and without more than 120 days’ notice;

(viii)  any Contract that grants any right of first refusal or right of first offer or similar right or that limits the ability of the Company or any of the Company Subsidiaries to sell, transfer, pledge or otherwise dispose of assets or any business with an aggregate value in excess of $25,000,000;

(ix)    any Collective Bargaining Agreement;

(x)     any Contract that relates to the acquisition or disposition of any business, assets or properties (whether by merger, sale of stock, sale of assets or otherwise) for aggregate consideration under such Contract in excess of $25,000,000 (A) that was entered into after July 31, 2013, or (B) pursuant to which any earn-out, indemnification or deferred or contingent payment obligations remain outstanding, in each case, in excess of $5,000,000; and

(xi)    any Contract that is a license, royalty or similar Contract with respect to Intellectual Property (other than generally commercially available “off-the-shelf” software programs) that would reasonably be expected to involve aggregate payments by or to the Company or any Company Subsidiary of $5,000,000 or more or that is otherwise material to the Company and the Company Subsidiaries, taken as a whole.

(b)     True, correct and complete copies of each Material Contract have been made available to Parent.  Except as would not have a Company Material Adverse Effect, (i) each Material Contract is valid, binding and in full force and effect with respect to the Company and the Company Subsidiaries party thereto and, to the Knowledge of the Company, each other party thereto, (ii) none of the Company or any Company Subsidiary has received any written claim of breach or default under or cancellation of any Material Contract and none of the Company or any Company Subsidiary is in breach or violation of, or default under, any Material Contract (iii) to the Knowledge of the Company, no other party is in breach or violation of, or default under, any Material Contract and (iv) to the Knowledge of the Company, neither the Company nor any Company Subsidiary has received, as of the date of this Agreement, any written notice from any person that such person intends to terminate or not renew any Material Contract.

(c)     Except for such matters as would not have a Company Material Adverse Effect, neither the Company nor any Company Subsidiary is or, since August 1, 2013, has been, and to the Knowledge of the Company, none of their respective officers or directors is or, since August 1, 2013, has been, suspended or debarred from doing business by any Governmental Authority or declared nonresponsible or ineligible for government contracting, and no such suspension or debarment action has been commenced.

SECTION 3.15     Insurance.  Except as would not have a Company Material Adverse Effect, (a) each of the Company and the Company Subsidiaries maintains insurance policies with reputable insurance carriers against all risks of a character and in such amounts as are usually insured against by similarly situated companies in the same or similar businesses, (b) each such insurance policy is legal, valid, binding and enforceable in accordance with its terms and, except for policies that have expired under their terms in the ordinary course, is in full force and effect, (c) neither the Company nor any Company Subsidiary is in breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice) under any such policy, and, to the Company’s Knowledge, no event has occurred which, with notice or the lapse of time or both, would constitute such a breach or default, or permit termination or modification, under such policy, and (d) no notice of cancellation or termination has been received with respect to any such party.

SECTION 3.16     Environmental Matters.  Except as would not have a Company Material Adverse Effect, (a) the Company and each Company Subsidiary is, and has been since August 1, 2013, in compliance with all applicable Environmental Laws, (b) the Company and the Company Subsidiaries possess all permits and approvals issued pursuant to any  applicable Law relating to the protection of the environment or, as such relates to exposure to Hazardous Materials, to health and safety (“Environmental Laws”) that are required to conduct the business of the Company and each Company Subsidiary as it is currently conducted, and are, and have been since August 1, 2013, in compliance with all such permits and approvals, (c) no releases of (i) any petroleum products or byproducts, radioactive materials, friable asbestos or polychlorinated biphenyls, or (ii) any waste, material or substance defined as a “hazardous” substance, “hazardous” material, or “hazardous” waste, “pollutant” or analogous terminology under any applicable Environmental Law (“Hazardous Materials”) have occurred at, on, from or under any real property currently or, to the Company’s Knowledge, formerly owned or operated by the Company or any Company Subsidiary which requires any remediation by the Company or any Company Subsidiary under Environmental Law, and (d) neither the Company nor any Company Subsidiary has received any written claim or notice from any Governmental Authority or other person alleging that the Company or any Company Subsidiary is or may be in violation of or liable under, any Environmental Law.

SECTION 3.17     Intellectual Property.  To the Knowledge of the Company, (a) the conduct of the business of the Company and the Company Subsidiaries as currently conducted does not infringe, misappropriate or otherwise violate the material Intellectual Property rights of any person; (b) no person is infringing, misappropriating or otherwise violating any Intellectual Property right owned by the Company or any Company Subsidiary; (c) none of the material Intellectual Property owned by the Company or any Company Subsidiary is subject to any outstanding Order restricting the use thereof by the Company or the Company Subsidiaries; (d) since August 1, 2013 neither the Company nor any Company Subsidiary has received written notice of, and there is no pending or threatened Action alleging, an infringement, misappropriation or violation of any Intellectual Property by the Company or any Company Subsidiary or challenging the validity, enforceability, priority or registrability of any of its Intellectual Property; (e) since August 1, 2013 neither the Company nor any Company Subsidiary has sent any written notice to any person, or brought any Action against any person, alleging an infringement, misappropriation or violation of the Intellectual Property of the Company or any Company Subsidiary or challenging the validity, enforceability, priority or registrability of any Intellectual Property of such other person; (f) the Company and the Company Subsidiaries have taken reasonable steps in accordance with normal industry practice to maintain the confidentiality of all material Intellectual Property owned by the Company or the Company Subsidiaries, the value of which to the Company and the Company Subsidiaries is contingent upon maintaining the confidentiality thereof; and (g) there have been no material security breaches in the Company’s or any Company Subsidiary’s information technology systems.

SECTION 3.18     Board Approvals; Vote Required.

(a)     The Company Board, by resolutions duly adopted at a meeting duly called and held, unanimously: (i) determined that this Agreement and the Transactions are fair to, and in the best interests of, the Company and its shareholders, (ii) adopted this Agreement and approved the Transactions, (iii) resolved, subject to Section 6.03(e), to recommend adoption of this Agreement by the shareholders of the Company (such recommendation, the “Company Recommendation”) and (iv) directed that the adoption of this Agreement be submitted to a vote of the Company’s shareholders.

(b)     Assuming the accuracy of the representations and warranties in Section 4.05, the affirmative vote of the holders of two-thirds of all outstanding shares of Company Common Stock to adopt this Agreement (the “Company Shareholder Approval”) is the only vote or consent of the holders of any class or series of the Company’s capital stock or other securities necessary to approve this Agreement and consummate the Transactions.

SECTION 3.19     Takeover Laws.  Assuming the accuracy of the representations and warranties in Section 4.05, as of the date of this Agreement, no “fair price,” “moratorium,” “control share acquisition,” “interested shareholder” or other anti-takeover Law (including Section 912 of the NYBCL), or any comparable anti-takeover provisions of the Company Charter or the Company By-Laws, would reasonably be expected to restrict or prohibit the execution of this Agreement, each party performing its obligations hereunder or the consummation of the Transactions.  The Company has no “rights plan”, “rights agreement” or “poison pill” in effect.

SECTION 3.20     Opinion of Financial Advisor.  The Company Board has received an oral opinion (to be confirmed by a written opinion) from Goldman, Sachs & Co. to the effect that, as of the date of this Agreement and subject to certain assumptions, qualifications, limitations and other matters set forth in the written opinion, the Merger Consideration to be paid to the holders of Shares pursuant to this Agreement is fair, from a financial point of view, to such holders, and such opinion has not been withdrawn, revoked or modified as of the date of this Agreement.

SECTION 3.21     Brokers.  No broker, finder or investment banker (other than Goldman, Sachs & Co.) is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company.  On or prior to the date of this Agreement, the Company has made available to Parent an unredacted copy of the engagement letter or other agreement, in each case, as amended or modified, between the Company and Goldman, Sachs & Co.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub hereby, jointly and severally, represent and warrant to the Company that:

SECTION 4.01     Corporate Organization.  Each of Parent and Merger Sub is a corporation, in each case, validly existing and in good standing (or equivalent concept to the extent applicable) under the Laws of the jurisdiction of its organization and has the requisite power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to be so existing or in good standing or to have such power and authority would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions or otherwise prevent or materially delay Parent or Merger Sub from performing its obligations under this Agreement.

SECTION 4.02     Organizational Documents.  Parent has heretofore furnished to the Company a true and complete copy of the certificate of incorporation and by-laws of Parent and Merger Sub, in each case as amended to date.  Such certificate of incorporation and by-laws are in full force and effect. Neither Parent nor Merger Sub is in violation of any of the provisions of its certificate of incorporation or by-laws, as applicable.

SECTION 4.03     Authority Relative to This Agreement.  Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions.  The execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement or to consummate the Transactions (subject, in the case of the Merger, to the filing and recordation of appropriate merger documents as required by the NYBCL).  This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the effect of any applicable bankruptcy, insolvency (including all Laws relating to fraudulent transfers), reorganization, moratorium or similar Laws affecting creditors’ rights generally and subject to the effect of general principles of equity (regardless of whether considered in a proceeding at law or in equity).

SECTION 4.04     No Conflict; Required Filings and Consents; Agreements.

(a)     The execution and delivery of this Agreement by Parent and Merger Sub do not, and the performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Transactions will not, (i) conflict with or violate the certificate of incorporation or by-laws of Parent or Merger Sub, (ii) assuming that all consents, approvals and other authorizations described in Section 4.04(b) have been obtained and that all filings and other actions described in Section 4.04(b) have been made or taken, conflict with or violate any Law applicable to Parent or Merger Sub or by which any property or asset of either of them is bound or affected, or (iii) result in any breach or violation of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, any Contract or other instrument or obligation to which Parent or Merger Sub is a party or by which Parent or Merger Sub or any property or asset of either of them is bound or affected, except, with respect to each of the foregoing clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not prevent or materially delay consummation of any of the Transactions or otherwise prevent or materially delay Parent and Merger Sub from performing their obligations under this Agreement.

(b)     The execution and delivery of this Agreement by Parent and Merger Sub do not, and the performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Transactions will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except for (i) applicable requirements, if any, of the Exchange Act, (ii) applicable requirements, if any, of the NYSE, (iii) the Certificate of Merger with the Department of State of the State of New York pursuant to the NYBCL, (iv) the premerger notification and waiting period requirements of the HSR Act and such other Antitrust Laws as may be applicable to the Transactions, and (v) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent or materially delay consummation of any of the Transactions or otherwise prevent or materially delay Parent or Merger Sub from performing their obligations under this Agreement.

SECTION 4.05     Ownership of Company Common Stock.  Neither Parent nor any of its Subsidiaries (including Merger Sub) is, and at no time during the last five years has Parent or any of its Subsidiaries (including Merger Sub) been, an “interested shareholder” of the Company (as defined in Section 912 of the NYBCL) or a Related Person (as defined in Paragraph 12 of the Company Charter). Neither Parent nor any of its Subsidiaries (including Merger Sub) owns (directly or indirectly, beneficially or of record), or is a party to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, any shares of capital stock of the Company.

SECTION 4.06     Absence of Litigation.  As of the date of this Agreement, there is no Action pending or, to the knowledge of the officers of Parent, threatened, against Parent or any of its Affiliates before any Governmental Authority that would or seeks to prevent or materially delay the consummation of any of the Transactions or otherwise prevent or materially delay Parent or Merger Sub from performing their obligations hereunder.  As of the date of this Agreement, neither Parent nor any of its Affiliates is subject to any continuing Order of, or settlement agreement or other similar written agreement with, any Governmental Authority, that would or seeks to prevent or materially delay the consummation of any of the Transactions or otherwise prevent or materially delay Parent or Merger Sub from performing their obligations hereunder.

SECTION 4.07     Operations of Merger Sub.  Merger Sub is wholly-owned Subsidiary of Parent, was formed solely for the purpose of engaging in the Transactions, has engaged in no other business activities and has conducted its operations only as contemplated by this Agreement.

SECTION 4.08     Financing.  Parent currently has, or at Closing will have, sufficient funds available to consummate the Transactions.  Notwithstanding anything to the contrary contained herein, the parties acknowledge and agree that it shall not be a condition to the obligations of Parent and Merger Sub to consummate the Transactions that Parent and Merger Sub have sufficient funds for payment of the Merger Consideration.

SECTION 4.09     Brokers.  The Company will not be responsible for any brokerage, finder’s or other fee or commission to any broker, finder or investment banker in connection with the Transactions based upon arrangements made by or on behalf of Parent or Merger Sub.

ARTICLE V

CONDUCT OF BUSINESS PENDING THE MERGER

SECTION 5.01     Conduct of Business by the Company Pending the Merger.  The Company agrees that, between the date of this Agreement and the earlier of the Effective Time and the termination of this Agreement in accordance with its terms (the “Pre-Closing Period”), except as contemplated by this Agreement or as set forth in Section 5.01 of the Company Disclosure Schedule, the Company shall  use its reasonable best efforts to (x) conduct the businesses of the Company and the Company Subsidiaries in the ordinary course of business and (y) to preserve substantially intact the business organization of the Company and the Company Subsidiaries and the current relationships of the Company and the Company Subsidiaries with any persons with which the Company or any Company Subsidiary has material business relations.  Except as expressly contemplated by any other provision of this Agreement, as set forth in Section 5.01 of the Company Disclosure Schedule or as required by applicable Law, neither the Company nor any Company Subsidiary shall, during the Pre-Closing Period, do any of the following without the prior written consent of Parent, which consent shall not be unreasonably withheld, conditioned or delayed:

(a)     amend or otherwise change its certificate of incorporation, by-laws or other similar organizational documents;

(b)     issue, sell, dispose of, encumber, or authorize such issuance, sale, disposition or encumbrance of, (i) any shares of any class of share capital of the Company or any Company Subsidiary, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such share capital, or any other ownership interest, of the Company or any Company Subsidiary (except for (A) issuances, sales or dispositions by a direct or indirect wholly-owned Company Subsidiary to the Company or any other direct or indirect wholly-owned Company Subsidiary and (B) the issuance of Shares issuable pursuant to Company Stock Options, Restricted Stock Units and ESPP and MSPP Awards that are outstanding on the date of this Agreement pursuant to the terms of the applicable Plans as in effect immediately prior to the date of this Agreement) or (ii) any assets of the Company or any Company Subsidiary the value or purchase price of which exceeds $10,000,000 individually or $25,000,000 in the aggregate;

(c)     declare, set aside, make or pay any dividend or other distribution, payable in cash, shares, property or otherwise, with respect to any of its share capital, except for dividends or other distributions by any direct or indirect wholly-owned Company Subsidiary to the Company or any other direct or indirect wholly-owned Company Subsidiary; provided that, no Company Subsidiary organized outside of the United States shall make or pay any dividend or other distribution to either (i) the Company or (ii) a Company Subsidiary organized in the United States;

(d)     reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any share capital of the Company or any Company Subsidiary;

(e)     (i) acquire (including by amalgamation, merger, consolidation, or acquisition of equity interests or assets or any other business combination) any company, corporation, partnership, other business organization (or any division thereof) or invest in or acquire any properties, assets, or securities the value or purchase price of which exceeds $10,000,000 individually or $25,000,000 in the aggregate; (ii) except for (A) new borrowings under existing credit facilities not to exceed $25,000,000 in the aggregate, (B) borrowings in the commercial paper market in the ordinary course of business, (C)  any hedging, swap or similar arrangement entered into in the ordinary course of business or (D) letters of credit, surety bonds, security time deposits, guarantees of indebtedness for borrowed money or similar instruments issued in the ordinary course of business, incur, assume or modify the terms of any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any person; or (iii) enter into, terminate, materially modify, renew, waive or amend any material provision of (A) any Material Contract or (B) any Contract that would be deemed to be a Material Contract if it had been entered into prior to the date of this Agreement, other than, in each case, in the ordinary course of business;

(f)     authorize, or make any commitment with respect to, any capital expenditures that in the aggregate exceed by 10% the aggregate amount of the capital expenditures budget for the fiscal year ending July 31, 2015 of the Company and the Company Subsidiaries, taken as a whole (a copy of which has been previously provided to Parent);

(g)     make any loans, capital contributions or advances to any person outside the ordinary course of business, other than to the Company or any wholly owned Company Subsidiary;

(h)     except as otherwise required under any Plan in existence immediately prior to the date of this Agreement, (i) increase the compensation payable or to become payable or the benefits provided to its current or former directors, officers, consultants or employees of the Company or any Company Subsidiary, except for (A) annual increases in base salaries for employees who are not executive officers in the ordinary course of business in amounts consistent with previous annual increases and (B) annual bonus award adjustments in the ordinary course consistent with past practice; (ii) grant any retention, severance or termination pay to, or enter into or amend any employment, bonus, change of control or severance agreement with, any current or former director, officer, consultant or other employee of the Company or of any Company Subsidiary; (iii) establish, adopt, enter into, terminate or amend any Plan, or establish, adopt or enter into any plan, agreement, program, policy, trust, fund or other arrangement that would be a Plan if it were in existence as of the date of this Agreement, except as required by Law or in connection with the establishment of annual incentive programs in the ordinary course consistent with past practice;

(iv) loan or advance any money or other property to any current or former director, officer, consultant or employee of the Company or the Company Subsidiaries; (v) terminate any officer, employee or contractor, other than (A) for cause in the ordinary course of business or (B) reductions in staff pursuant to current plans which have been set forth on Section 5.01(h)(v) of the Company Disclosure Schedule; (vi) hire any officer or employee or engage any consultant or other individual service provider, in each case whose base salary or compensation and target bonus opportunity exceeds $300,000 per annum, or (vii) fund (through a grantor trust or otherwise) any compensation or benefits to be provided under any Plan other than, in connection with the matters described in clauses (ii) and (iii), (x) in connection with the hiring of any new employees who are not directors or executive officers in the ordinary course of business in accordance with clause (vi) and (y) in connection with the promotion of employees who are not directors or executive officers (and who will not be directors or executive officers after such promotion) in the ordinary course of business;

(i)     establish, adopt, enter into, terminate or amend any Collective Bargaining Agreement;

(j)     fail to maintain in full force and effect the existing insurance policies (or alternative policies with comparable terms and conditions) covering the Company and the Company Subsidiaries and their respective properties, assets and businesses;

(k)     (i) settle (or propose to settle) any Action, other than (A) settlements involving not more than $5,000,000 in monetary damages in the aggregate (net of insurance proceeds) paid by the Company or a Company Subsidiary and that do not (1) require any actions or impose any material restrictions on the business or operations of the Company and the Company Subsidiaries, or after the Effective Time, Parent or its Subsidiaries or (2) include the admission of wrongdoing by the Company or any Company Subsidiary and (B) shareholder litigation, which is the subject of Section 6.11, (ii) settle or compromise any material investigation or inquiry by any Governmental Authority, including by entering into any consent decree or other similar such agreement, or (iii) waive, release or assign any claims or rights of material value, other than in connection with a permitted settlement pursuant to clause (i);

(l)     change any of the accounting methods used by it materially affecting its assets, liabilities or business, except for such changes required by GAAP;

(m)     (i) make, change or rescind any material Tax election, (ii) change any annual Tax accounting period or adopt or change any method of Tax accounting, (iii) file any Tax Return relating to the Company or any of the Company Subsidiaries that has been prepared in a manner that is inconsistent with the past practices of the Company or such Company Subsidiary, as applicable, (iv) file any amended Tax Return with respect to any material Tax or other than in the ordinary course of business consistent with past practice, (v) settle or compromise any claim, investigation, audit or controversy relating to a material amount of Taxes, (vi) agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of Taxes other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business, (vii) enter into any closing agreement with respect to any Tax or (viii) surrender any right to claim a material Tax refund;

(n)     adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company or any Company Subsidiary (other than the Merger); or

(o)     announce an intention, enter into any formal or informal agreement or otherwise make a commitment, to do any of the foregoing.

SECTION 5.02     Conduct of Business by Parent and Merger Sub Pending the Merger.  Subject to Section 6.06, each of Parent and Merger Sub agrees that, between the date of this Agreement and the Effective Time, it shall not, directly or indirectly, take any action or fail to take any action that is intended to delay or prevent the consummation of the Transactions.

SECTION 5.03     Control of Operations.  Without limiting Section 5.01, nothing contained in this Agreement shall give Parent or Merger Sub, directly or indirectly, the right to control or direct the operations of the Company prior to the Closing.  Prior to the Closing, the Company shall exercise, consistent with and subject to the terms and conditions of this Agreement, including Section 5.01, control and supervision over such matters.

ARTICLE VI

ADDITIONAL AGREEMENTS

SECTION 6.01     Proxy Statement; Company Shareholders’ Meeting.

(a)     As promptly as reasonably practicable following the date of this Agreement, and in any event within twenty (20) Business Days, the Company shall prepare and file with the SEC the preliminary Proxy Statement.  Each of the Company and Parent shall furnish all information concerning itself and its Affiliates that is required to be included in the Proxy Statement or that is customarily included in proxy statements prepared in connection with transactions of the type contemplated by this Agreement, and each covenants that none of the information supplied or to be supplied by it for inclusion or incorporation in the Proxy Statement will, at the date it is filed with the SEC or first mailed to the Company’s shareholders or at the time of the Company Shareholders’ Meeting or at the time of any amendment or supplement thereof, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.  Each of the Company and Parent shall use its reasonable efforts to respond as promptly as reasonably practicable to any comments of the SEC with respect to the Proxy Statement, and the Company shall use its reasonable efforts to cause the definitive Proxy Statement to be mailed to the Company’s shareholders as promptly as reasonably practicable after the date on which the Company learns that the Proxy Statement will not be reviewed, or that the SEC staff has no further comments thereon.  The Company shall promptly notify Parent upon the receipt of any comments from the SEC or its staff or any request from the SEC or its staff for amendments or supplements to the Proxy Statement and shall provide Parent with a copy of all material written correspondence between the Company or any Company Representatives, on the one hand, and the SEC or its staff, on the other hand, with regards to the Proxy Statement.

The Company shall give Parent and its counsel a reasonable opportunity to review and comment on the Proxy Statement, including all amendments and supplements thereto, prior to filing such documents with the SEC or disseminating to holders of Shares and reasonable opportunity to review and comment on all responses to requests for additional information and shall give due consideration to all reasonable changes suggested by Parent. If, at any time prior to the Company Shareholders’ Meeting, any information relating to the Company, Parent or any of their respective Affiliates, officers or directors should be discovered by the Company or Parent which should be set forth in an amendment or supplement to the Proxy Statement, so that the Proxy Statement shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, the party which discovers such information shall promptly notify the other parties, and an appropriate amendment or supplement describing such information shall be filed with the SEC and, to the extent required by applicable Law, disseminated to the shareholders of the Company.

(b)     Unless this Agreement is terminated pursuant to Section 8.01, the Company shall, as promptly as reasonably practicable after the date on which the Company learns that the Proxy Statement will not be reviewed or that the SEC staff has no further comments thereon, duly call, give notice of, convene and hold the Company Shareholders’ Meeting.  Notwithstanding the foregoing sentence, (i) if on a date for which the Company Shareholders’ Meeting is scheduled, the Company has not received proxies representing a sufficient number of Shares to constitute a quorum and to obtain the Company Shareholder Approval, whether or not a quorum is present, the Company shall, after consultation with Parent, have the right to, and (ii) the Company shall, at any time, upon the written direction of Parent, in either case, make one or more successive postponements or adjournments of the Company Shareholders’ Meeting; provided that the Company Shareholders’ Meeting is not postponed or adjourned to a date that is more than 30 calendar days after the date for which the Company Shareholders’ Meeting was originally scheduled (excluding any adjournments or postponements required by applicable Law). The Company shall, unless there has been an Adverse Recommendation Change, use its reasonable efforts to solicit from its shareholders proxies in favor of the adoption of this Agreement, and to take all other actions necessary or advisable to secure the Company Shareholder Approval.

SECTION 6.02     Access to Information; Confidentiality.

(a)     Except as otherwise prohibited by applicable Law, the terms of any Contract entered into prior to the date hereof or as would be reasonably expected to violate or result in the loss of any attorney-client (or other legal) privilege, during the Pre-Closing Period, the Company shall (and shall cause the Company Subsidiaries to), at Parent’s expense:  (i) provide to Parent and to the officers, directors, employees, accountants, consultants, legal counsel, agents and other representatives (collectively, “Representatives”) of Parent reasonable access, during normal business hours and upon reasonable prior notice to the Company by Parent, to the officers, employees, agents, properties, offices and other facilities of the Company and the Company Subsidiaries and to the books and records thereof, and (ii) furnish as promptly as practicable to Parent such information concerning the business, properties, Contracts, assets, liabilities, personnel and other aspects of the Company and the Company Subsidiaries as Parent or its Representatives may reasonably request;

provided, that if such access or disclosure (x) is prohibited by applicable Law, the Company shall use reasonable best efforts to provide such access or disclosure in a manner that does not violate Law, (y) is prohibited by an existing Contract, the Company shall use reasonable best efforts to obtain the required consent from the counterparty to such Contract to allow such access or disclosure or (z) would result in a loss of such privilege, the Company shall use its reasonable best efforts to allow for such access or disclosure (or as much or it as possible) in a manner that would not result in a loss of such privilege, including to the extent requested by Parent and if applicable, by entering into a customary joint defense agreement that would alleviate such loss of privilege.

(b)     All information obtained by Parent, Merger Sub or its or their Representatives pursuant to this Section 6.02 shall be kept confidential in accordance with the confidentiality agreement, dated April 21, 2015 (the “Confidentiality Agreement”), between Parent and the Company.

(c)     No investigation pursuant to this Section 6.02 shall affect any representation or warranty in this Agreement of any party hereto or any condition to the obligations of the parties hereto.

SECTION 6.03     No Solicitation.

(a)     The Company shall, and shall cause the Company Subsidiaries to, and shall instruct (and use its reasonable best efforts to cause) the Company Representatives to, immediately cease and cause to be terminated any solicitation, discussions or negotiations with any person that may be ongoing with respect to an Acquisition Proposal, or any inquiry, proposal or offer that would reasonably be expected to lead to an Acquisition Proposal, and shall request the prompt return or destruction of all confidential information previously furnished to any person in connection therewith and immediately terminate all physical and electronic dataroom access previously granted to any such person, its Subsidiaries or representatives.

(b)     Except as permitted by this Section 6.03, during the Pre-Closing Period, the Company agrees that it shall not, and shall cause each Company Subsidiary not to, and shall instruct (and use its reasonable best efforts to cause) the Company Representatives not to, directly or indirectly, (i) solicit or initiate any inquiries or the implementation or submission of any Acquisition Proposal, or any proposals or offers that would be reasonably expected to lead to an Acquisition Proposal, (ii) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any person any non-public information in connection with, or for the purpose of facilitating, any inquiries, proposals or offers that constitute, or would be reasonably expected to lead to, an Acquisition Proposal except to notify such person of the existence of this Section 6.03(b), (iii) otherwise knowingly facilitate any effort or attempt to make an Acquisition Proposal, or any inquiries, proposals or offers that would reasonably be expected to lead to an Acquisition Proposal, or (iv) execute or enter into any Acquisition Agreement; provided that, notwithstanding the foregoing, the Company may grant a waiver, amendment or release under any confidentiality or standstill agreement, to the extent necessary to allow a confidential Acquisition Proposal to be made to the Company or the Company Board so long as the Company promptly notifies Parent of any such waiver, amendment or release;

provided, however, that, prior to the receipt of the Company Shareholder Approval, nothing contained in this Section 6.03 shall prevent the Company or the Company Board from furnishing information to, or engaging in negotiations or discussions with, any person that made a bona fide Acquisition Proposal, which Acquisition Proposal did not result in any material respect from a breach (or deemed breach) of this Section 6.03, if, and only if, prior to taking such action (A) the Company Board (1) determines in good faith (after consultation with its advisors) that such Acquisition Proposal is, or could reasonably be expected to result in, a Superior Proposal, and (2) determines in good faith (after consultation with its outside legal counsel) that its failure to take such actions would be reasonably likely to be inconsistent with its fiduciary duties under applicable Law, (B) the Company provides written notice to Parent of the determination referenced in clause (A), and (C) the Company receives from such person an executed Acceptable Confidentiality Agreement.  The Company shall deliver to Parent a copy of any executed Acceptable Confidentiality Agreement promptly following its execution (which may be redacted with respect to such person’s name or other identifying information).

(c)     The Company shall promptly (and in any event within 48 hours) (i) provide Parent written notice of (A) the receipt of any Acquisition Proposal or (B) any inquiries, proposals or offers received by, or any discussions or negotiations sought to be initiated or continued with, the Company, any Company Subsidiary or any Company Representatives concerning an Acquisition Proposal, (ii) disclose to Parent the material terms of any such Acquisition Proposal or any such inquiry, offer, proposal or request and (iii) provide Parent with copies of all written information concerning the Company or any Company Subsidiary provided or made available by the Company, any Company Subsidiary or any Company Representative to such person to the extent not previously provided or made available to Parent. The Company will keep Parent reasonably informed on a reasonably prompt basis (and in any event within 48 hours of any material development) of the status and details (including material amendments) of any such Acquisition Proposal or other inquiry, offer, proposal or request concerning an Acquisition Proposal.  The Company shall promptly, and in any event within 24 hours, following a determination by the Company Board that an Acquisition Proposal is a Superior Proposal, notify Parent of such determination.

(d)     Except as set forth in Section 6.03(e), neither the Company nor the Company Board, as applicable, shall, and neither shall publicly propose to: (i) withhold, withdraw or modify, in a manner adverse to Parent or Merger Sub, the Company Recommendation; (ii) approve or recommend any Acquisition Proposal; (iii) enter into any Acquisition Agreement or (iv) refrain from recommending against (and reaffirming the Company Recommendation) any Acquisition Proposal that is a tender offer or exchange offer within ten (10) Business Days after the commencement thereof (any such action, other than those set forth in the preceding clause (iii), an “Adverse Recommendation Change”).

(e)     Notwithstanding anything in this Agreement to the contrary, prior to the receipt of the Company Shareholder Approval, the Company Board may effect an Adverse Recommendation Change, if (i) the Company receives an unsolicited, written Acquisition Proposal that the Company Board determines in good faith (after consultation with its advisors) is a Superior Proposal and determines in good faith (after consultation with its outside legal counsel) that its failure to take such actions would be reasonably likely to be inconsistent with its fiduciary duties under applicable Law or (ii) an Intervening Event occurs and as a result thereof the Company Board determines in good faith (after consultation with its outside legal counsel) that the failure to effect an Adverse Recommendation Change would be reasonably likely to be inconsistent with its fiduciary duties under applicable Law; provided that

(i)     prior to effecting such an Adverse Recommendation Change with respect to a Superior Proposal, (A) the Company has notified Parent in writing that it intends to effect an Adverse Recommendation Change, (B) the Company has provided Parent a copy of all proposed definitive agreements (including all financing documents, if applicable) with respect to such Superior Proposal, (C) if requested to do so by Parent, for a period of four (4) calendar days following delivery of such notice, the Company shall have discussed and negotiated in good faith, and shall have made the Company Representatives available to discuss and negotiate in good faith, with Parent and its Representatives, any bona fide proposed modifications to the terms and conditions of this Agreement; and (D) no earlier than the end of such four (4) calendar day period, the Company Board (after consultation with its outside legal counsel and financial advisor) shall have determined in good faith, after considering the terms of any proposed amendment or modification to this Agreement proposed by Parent during such four (4) calendar day period, that such Superior Proposal still constitutes a Superior Proposal and that the failure to make an Adverse Recommendation Change in connection therewith would be reasonably likely to be inconsistent with its fiduciary duties under applicable Law (it being understood and agreed that any change to the financial or other material terms of a proposal that was previously the subject of a notice hereunder shall require a new notice to the Parent as provided above, but with respect to any such subsequent notices references herein to a “four (4) calendar day period” shall be deemed references to a “two (2) calendar day period”)

(ii)     prior to effecting such an Adverse Recommendation Change with respect to an Intervening Event, (A) the Company has notified Parent in writing that it intends to effect such an Adverse Recommendation Change, describing in reasonable detail the reasons for such Adverse Recommendation Change, (B) if requested to do so by Parent, for a period of four (4) calendar days following delivery of such notice, the Company shall have discussed and negotiated in good faith, and shall have made the Company Representatives available to discuss and negotiate in good faith, with Parent and its Representatives any bona fide proposed modifications to the terms and conditions of this Agreement and (C) no earlier than the end of such four (4) calendar day period, the Company Board shall have determined in good faith, after considering the terms of any proposed amendment or modification to this Agreement proposed by Parent during such four (4) calendar day period, that the failure to effect an Adverse Recommendation Change would still be reasonably likely to be inconsistent with the Company Board’s fiduciary duties under applicable Law.

(f)     Nothing contained in this Agreement shall prevent the Company or the Company Board from issuing a “stop, look and listen” communication pursuant to Rule 14d-9(f) under the Exchange Act or complying with Rule 14d-9 and Rule 14e-2 under the Exchange Act with respect to an Acquisition Proposal or from making any disclosure to the Company’s shareholders if the Company Board determines (after consultation with its outside legal counsel) that its failure to do so would be reasonably likely to be inconsistent with its fiduciary duties under applicable Law; provided that, in each case, any Adverse Recommendation Change may only be made in accordance with Section 6.03(e). For the avoidance of doubt, a factually accurate public statement that describes the Company’s receipt of an Acquisition Proposal and the operation of this Agreement with respect thereto shall not, in and of itself, be deemed an Adverse Recommendation Change.

(g)     Except as set forth in Section 8.03(d) with respect to an Acquisition Proposal, for purposes of this Agreement:

(i)     “Acquisition Proposal” means any proposal or offer from any person or group (other than Parent or Merger Sub) relating to, in a single transaction or series of related transactions, (1) any direct or indirect acquisition of (A) more than 20% of the assets (whether based on the fair market value, revenue generation or net income) of the Company and its consolidated Subsidiaries, taken as a whole, including in any such case through the acquisition of one or more Subsidiaries owning such assets, or (B) more than 20% of the outstanding Company Common Stock (or any securities convertible into, or exchangeable for, such Company Common Stock); (2) any tender offer or exchange offer, as defined pursuant to the Exchange Act, that if consummated would result, directly or indirectly, in any person or group (or the shareholders of any person or group) beneficially owning 20% or more of the outstanding Company Common Stock; or (3) any merger, consolidation, business combination, share exchange, recapitalization, liquidation, dissolution or other similar transaction involving the Company which would result in any person or group (or the shareholders of any person or group) beneficially owning, directly or indirectly, more than 20% of the outstanding Company Common Stock or 20% of the voting power of the surviving entity in a merger involving the Company or the resulting direct or indirect parent of the Company or such surviving entity (or any securities convertible into, or exchangeable for, securities representing such voting power).  Whenever the term “group” is used in this Agreement, it shall have the definition set forth in Rule 13d-3 of the Exchange Act.

(ii)     “Intervening Event” means any material event, circumstance, change, effect, development or condition (other than an Acquisition Proposal or any inquiry, offer or proposal that would reasonably be expected to lead to an Acquisition Proposal) first occurring or arising after the date of this Agreement that was not known or reasonably foreseeable by the Company Board as of the date of this Agreement (or if known, the magnitude or material consequences of which were not known or reasonably foreseeable by the Company Board as of the date of this Agreement).

(iii)     “Superior Proposal” means any bona fide written Acquisition Proposal made by any person or group (other than Parent or any of its Subsidiaries) after the date of this Agreement, which Acquisition Proposal did not result in any material respect from a breach (or deemed breach) of this Section 6.03, that (1) would result in such person or group (or in the case of a direct merger between such person and the Company, the shareholders of such person) acquiring, directly or indirectly, more than 50% of the outstanding Shares or all or substantially all of the assets of the Company and the Company Subsidiaries taken as a whole, (2) is on terms that the Company Board determines in good faith (after receiving the advice of its financial advisor and outside legal counsel and after taking into account all the terms and conditions of the Acquisition Proposal) are more favorable to the Company’s shareholders from a financial point of view than the Merger and the transactions contemplated hereby (taking into account any proposed amendment or modification proposed by Parent pursuant to Section 6.03(e)(i)) and (3) the Company Board determines (after receiving the advice of its financial advisor and outside legal counsel) is reasonably capable of being consummated in accordance with its terms in a reasonable period of time, taking into account all financial, regulatory, legal and other aspects (including certainty of closing and certainty of financing) of such proposal.

(h)     Without limiting the foregoing, it is agreed that in the event any Company Representative or any Company Subsidiary takes any action, on behalf of the Company, which, if taken by the Company, would constitute a material breach of this Section 6.03, and the Company does not take reasonable action to seek to cure such breach within three (3) Business Days of the date on which the Company obtains Knowledge of such breach, then the Company shall be deemed to be in breach of this Section 6.03.

SECTION 6.04     Directors’ and Officers’ Indemnification and Insurance.

(a)     From and after the Effective Time, the Surviving Company and its Subsidiaries shall, and Parent shall cause the Surviving Company to, to the fullest extent permitted under the NYBCL, honor and fulfill in all respects the obligations of the Company and the Company Subsidiaries under any and all indemnification agreements between the Company or any Company Subsidiary and any of their respective present or former directors and officers  (collectively, the “Indemnified Parties”).  In addition, the certificate of incorporation and by-laws of the Surviving Company shall contain provisions no less favorable with respect to exculpation and indemnification than are set forth in the Company Charter or the Company By-Laws, which provisions shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would affect adversely the rights thereunder of individuals who, at or prior to the Effective Time, were directors, officers, employees, fiduciaries or agents of the Company or any Company Subsidiary.

(b)     For a period of six (6) years after the Effective Time, Parent and the Surviving Company shall, jointly and severally, to the fullest extent permitted under applicable Law, indemnify and hold harmless each Indemnified Party against all costs and expenses (including attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and settlement amounts paid in connection with any Action (whether arising before or after the Effective Time), whether civil, criminal, administrative or investigative, arising out of or relating to any action or omission in their capacity as an officer, director, employee, fiduciary or agent, whether occurring on or before the Effective Time. To the fullest extent permitted by Law, Parent and the Surviving Company shall, jointly and severally, pay all expenses of each Indemnified Party in advance of the final disposition of any such Action, subject to receipt of an undertaking to repay such advances if it is ultimately determined in accordance with applicable Law that such Indemnified Party is not entitled to indemnification. In the event of any such Action, (i) Parent or the Surviving Company shall pay the reasonable fees and expenses of counsel selected by the Indemnified Parties, which counsel shall be reasonably satisfactory to the Surviving Company, promptly after statements therefor are received, (ii) neither Parent nor the Surviving Company shall settle, compromise or consent to the entry of any judgment in any pending or threatened Action to which an Indemnified Party is a party (and in respect of which indemnification could be sought by such Indemnified Party hereunder), unless such settlement, compromise or consent includes an unconditional release of such Indemnified Party from all liability arising out of such Action or such Indemnified Party otherwise consents, and (iii) Parent and the Surviving Company shall cooperate in the defense of any such matter; provided, however, that neither Parent nor the Surviving Company shall be liable for any settlement effected without the Surviving Company’s written consent (which consent shall not be unreasonably withheld, conditioned or delayed); and provided further that, in the event that any claim for indemnification is asserted or made within such six-year period, all rights to indemnification in respect of such claim shall continue until the disposition of such claim.  The rights of each Indemnified Party under this Section 6.04(b) shall be in addition to any rights such person may have under the certificate of incorporation or by-laws (or similar organizational documents) of the Company and the Surviving Company or any of their Subsidiaries, or under any Law or under any indemnification agreement of any Indemnified Party with the Company or any Company Subsidiary.

(c)     The Surviving Company shall either (i) cause to be obtained at the Effective Time “tail” insurance policies with a claims period of at least six (6) years from the Effective Time with respect to directors’ and officers’ liability insurance in amount and scope at least as favorable as the Company’s existing policies for claims arising from facts or events that occurred on or prior to the Effective Time; or (ii) maintain in effect for six (6) years from the Effective Time, if available, the current directors’ and officers’ liability insurance policies maintained by the Company; provided that the Surviving Company may substitute therefor policies of at least the same coverage containing terms and conditions that are not less favorable in the aggregate with respect to matters occurring prior to the Effective Time; provided, however, that in no event shall the Surviving Company be required to expend pursuant to this Section 6.04(c) more than an amount per year equal to 300% of current annual premiums paid by the Company for such insurance; provided further that in the event of an expiration, termination or cancellation of such current policies, Parent or the Surviving Company shall be required to obtain as much coverage as is possible under substantially similar policies for such maximum annual amount in aggregate annual premiums.

(d)     In the event Parent or the Surviving Company or any of their respective successors or assigns (i) consolidates or amalgamates with or merges into any other person and shall not be the continuing or surviving company or entity of such consolidation, amalgamation or merger, or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Company, as the case may be, shall succeed to the obligations set forth in this Section 6.04.

(e)     Parent shall cause the Surviving Company to perform all of the obligations of the Surviving Company under this Section 6.04.

SECTION 6.05     Employee Benefits Matters.

(a)     Parent hereby agrees that, for a period commencing upon the Effective Time and ending on December 31, 2016 (or if shorter, during the period of employment), Parent shall, or it shall cause the Surviving Company and its Subsidiaries to, (i) provide each employee of the Company and of each of the Company Subsidiaries as of the Effective Time (each, an “Employee”), other than any Employee covered by a Collective Bargaining Agreement (each, a “Union Employee”) with at least the same level of base salary that  was provided to each such Employee immediately prior to the Effective Time, (ii) provide each Employee with a cash incentive compensation opportunity that is at least equal to that provided to the Employee immediately prior to the Effective Time and (iii) provide the Employees with employee benefits (other than equity-based awards and defined benefit or non-qualified arrangements) that are no less favorable in the aggregate than the employee benefits (other than equity-based awards and defined benefit or non-qualified arrangements) provided to such Employees immediately prior to the Effective Time.  From and after the Effective Time, Parent shall cause the Surviving Company and its Subsidiaries to honor in accordance with their terms, all Plans as in effect immediately prior to the Effective Time that are applicable to any current or former employees or directors of the Company or any Company Subsidiary, including all severance agreements listed on Section 3.10(a) of the Company Disclosure Schedule, it being understood that the foregoing shall not limit the right of Parent and its Subsidiaries, including the Surviving Company, to amend or terminate any Plan in accordance with its terms.  Notwithstanding the foregoing, (x) any applicable cash incentive compensation performance period in effect as of the Closing Date and scheduled to end after December 31 of the year in which the Closing Date occurs shall end on December 31 of the year in which the Closing Date occurs, and any applicable payment thereunder shall be made subject to appropriate adjustment and pro-ration, and (y) the following performance period shall begin on January 1 of the immediately following calendar year.  With respect to Union Employees, Parent shall, or shall cause the Surviving Company and its Subsidiaries to, honor in accordance with their terms all applicable Collective Bargaining Agreements as in effect immediately prior to the Effective Time, it being understood that the foregoing shall not limit the right of Parent and its Subsidiaries, including the Surviving Company, to amend or terminate any Collective Bargaining Agreement in accordance with its terms.

(b)     Employees shall receive credit for their service on or prior to the Effective Time with the Company, any Company Subsidiary and all Affiliates for all purposes (including, for purposes of eligibility to participate, vesting, benefit accrual and eligibility to receive benefits, but excluding benefit accruals under any defined benefit pension plan or post-retirement medical arrangement) under any employee benefit plan, program or arrangement established or maintained by Parent, the Surviving Company or any of their respective Subsidiaries under which each Employee may be eligible to participate on or after the Effective Time to the same extent recognized by the Company or any of the Company Subsidiaries under comparable Plans immediately prior to the Effective Time.  Such plan, program or arrangement shall credit each such Employee for service accrued or deemed accrued on or prior to the Effective Time with the Company, any Company Subsidiary and all Affiliates where service with the Affiliate was credited under a comparable Plan of the Company prior to the Effective Time

(c)     During the period commencing on the Closing and ending on December 31 of the calendar year in which the Closing Date occurs, each Employee who is primarily employed in the United States (each, a “U.S. Employee”) shall continue to be eligible to participate in the welfare benefit plans, programs and arrangements maintained by the Company in which such U.S. Employee was eligible to participate immediately prior to the Closing.  Beginning on January 1 of the immediately following calendar year, each U.S. Employee who is then employed by Parent or the Surviving Company will be enrolled in welfare benefit plans, programs and arrangements maintained by Parent or the Surviving Company (the “Purchaser Welfare Benefit Plans”), without regard to any waiting periods, preexisting condition exclusions, at-work requirements, evidence of insurability and similar terms and conditions, except to the extent prohibited under applicable Law or the terms of the applicable Purchaser Welfare Benefit Plan.

(d)     Each of the Company, Parent and Merger Sub acknowledges that consummation of the Transactions will constitute a change in control of the Company under the terms of the Company’s employee plans, programs, arrangements and contracts containing provisions triggering payment, vesting or other rights upon a change in control or similar transaction.

(e)     Nothing in this Section 6.05 shall be treated as an amendment of, or undertaking to amend, any benefit plan.  The provisions of this Section 6.05 are solely for the benefit of the respective parties to this Agreement and nothing in this Section 6.05, express or implied, shall confer upon any Employee, or legal representative or beneficiary thereof or any other person, any rights or remedies.

(f)     Prior to the Closing, the Company shall, to the extent permitted by applicable Law, provide Parent with reasonable access to employees of the Company and related employee files and records, in each case to the extent reasonably determined by Parent to be necessary or appropriate in connection with post-Closing employment and retention matters.

SECTION 6.06     Further Action.

(a)     Subject to the terms and conditions set forth in this Agreement, each of the parties hereto shall, and shall cause each of its Subsidiaries to, use its reasonable best efforts (subject to compliance with applicable Law) to promptly take, or cause to be taken, all actions, and to promptly do, or cause to be done, and to assist and cooperate with the other party in doing, all things necessary, proper or advisable under applicable Laws to consummate and make effective the Transactions, including (i) promptly obtaining all authorizations, consents, Orders, approvals, licenses, permits, and waivers of all Governmental Authorities and officials that may be or become necessary for the performance of its obligations pursuant to this Agreement, (ii) cooperating fully with the other party in promptly seeking to obtain all such authorizations, consents, Orders, approvals, licenses, permits and waivers, (iii) providing such other information to any Governmental Authority as such Governmental Authority may lawfully request in connection herewith and (iv) obtaining all consents, approvals or waivers from third parties that are (A) necessary to consummate the Transactions or (B) disclosed in the Company Disclosure Schedule; provided, that, notwithstanding the foregoing, none of the Company, any Company Subsidiary or Parent or any Subsidiary of Parent shall be required to make any payments or concessions in connection with the fulfillment of its obligations this Section 6.06(a)(iv) and that neither the Company nor any Company Subsidiary shall pay any consideration or make any agreements or commitments in connection with any such necessary consents, approvals or waivers without the prior written consent of Parent.  As promptly as practicable, but in any event no later than ten (10) Business Days, following the date of this Agreement, each party shall make its respective filing, if necessary, pursuant to the HSR Act with respect to the Transactions and shall supply as promptly as reasonably practicable thereafter to the appropriate Governmental Authorities any additional information and documentary material that may be requested pursuant to the HSR Act.  Each party hereto agrees to make as promptly as practicable after the date of this Agreement, its respective filings and notifications, if any, under any other applicable Antitrust Law, and to supply as promptly as reasonably practicable to the appropriate Governmental Authorities any additional information and documentary material that may be requested pursuant to the applicable Antitrust Law.

(b)     Without limiting the generality of the undertaking of Parent pursuant to Section 6.06(a), Parent shall, and shall cause each of its Subsidiaries to, use its and their best efforts, and take any and all steps necessary to avoid or eliminate each and every impediment under any Antitrust Law that may be asserted by any Governmental Authority or any other person so as to enable the parties hereto to consummate the Transactions as promptly as practicable, and in any event prior to the Outside Date, including proposing, negotiating, committing to and effecting, by consent decree, hold separate orders, or otherwise, the sale, divestiture, license or other disposition of such of its and their assets, properties or businesses or of the assets, properties or businesses to be acquired by Parent pursuant hereto, and entering into such other arrangements, as are necessary or advisable in order to avoid the entry of, and the commencement of litigation seeking the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other Order in any suit or proceeding by a Governmental Authority or any other person under Antitrust Laws that would otherwise have the effect of materially delaying or preventing the consummation of the Transactions; provided, that, notwithstanding the foregoing provisions of this Section 6.06(b) or any other provision of this Agreement, in no event shall Parent or any of its Subsidiaries be required to agree to (nor shall the Company or any Company Subsidiaries be permitted to agree unless Parent so directs them (and they shall, if Parent so directs, agree to, so long as such agreements are conditioned upon the Closing)), any action, concession or undertaking, unless such action, concession or undertaking is conditioned on the Closing.  In addition, Parent shall defend through litigation on the merits any claim asserted in court by any Governmental Authority or any other person under Antitrust Laws in order to avoid entry of, or to have vacated or terminated, any Order (whether temporary, preliminary or permanent) that would prevent the Closing prior to the Outside Date; provided, however, that such obligation to litigate in no way limits the obligation of Parent to use, and cause each of its Subsidiaries to use, its and their best efforts, and to take any and all steps necessary to eliminate each and every impediment under any Antitrust Law to consummate the Transactions prior to the Outside Date.

(c)     Each party shall keep the other parties apprised of the content and status of any communications with, and communications from, any Governmental Authority with respect to the Transactions, including promptly notifying the other parties hereto of any material communication it or any of its Affiliates receives from any Governmental Authority relating to any review or investigation of the Transactions under the HSR Act or any other applicable non-United States Antitrust Laws and shall permit the other parties to review in advance (and to consider any comments made by the other party in relation to) any proposed substantive communication by such party to any Governmental Authority relating to such matters.

 None of the parties to this Agreement shall agree to participate in any substantive meeting, telephone call or discussion with any Governmental Authority in respect of any submissions, filings, investigation (including any settlement of the investigation), litigation or other inquiry relating to the matters that are the subject of this Agreement unless it consults with the other parties in advance and, to the extent permitted by such Governmental Authority, gives the other parties the opportunity to attend and participate at such meeting, telephone call or discussion. The parties to this Agreement will coordinate and cooperate fully with each other in exchanging such information and providing such assistance as the other party may reasonably request in connection with the foregoing and in seeking early termination of any applicable waiting periods, including under the HSR Act. The parties to this Agreement shall provide each other with copies of all correspondence, filings or communications between them or any of their representatives, on the one hand, and any Governmental Authority or members of its staff, on the other hand, with respect to this Agreement and the transactions contemplated by this Agreement; provided, however, that materials may be redacted (i) to remove references concerning the valuation of the Company, (ii) as necessary to comply with contractual arrangements and (iii) as necessary to address reasonable attorney-client or other privilege or confidentiality concerns. Notwithstanding anything to the contrary contained in this Agreement, but subject to the Company’s consultation and participation rights described above, Parent shall have the principal responsibility for devising and implementing the strategy for obtaining any necessary antitrust, competition or investment review clearances as promptly as practicable, and in any event prior to the Outside Date, including in connection with the determination of any actions to be taken under Section 6.06(b), and shall take the lead in all meetings and communications with any Governmental Authority in connection with obtaining any necessary antitrust, competition or investment review clearances.

(d)     Neither Parent nor Merger Sub shall enter into any agreement, transaction or any agreement to effect any transaction (including any merger or acquisition) that would reasonably be expected to materially delay or materially and adversely affect Parent’s or Merger Sub’s ability to:  (i) obtain the timely expiration or termination of the waiting period under the HSR Act, or the authorizations, consents, Orders and approvals required under any other applicable Antitrust Law, applicable to the transactions contemplated by this Agreement, (ii) avoid the entry of, the commencement of litigation seeking the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other Order that would materially delay or prevent the consummation of the Transactions, or (iii) obtain all authorizations, consents, Orders and approvals of Governmental Authorities necessary for the consummation of the Transactions in accordance with the terms and conditions of this Agreement.

SECTION 6.07     Obligations of Parent and Merger Sub.  Parent hereby guarantees the due, prompt and faithful payment, performance and discharge by Merger Sub of, and the compliance by Merger Sub with, all of the covenants, agreements, obligations and undertakings of Merger Sub under this Agreement in accordance with the terms of this Agreement, and covenants and agrees to take all actions necessary or advisable to ensure such payment, performance and discharge by Merger Sub hereunder.  During the Pre-Closing Period, Merger Sub shall not, and Parent shall not permit Merger Sub to, engage in any activity of any nature except as provided in or expressly contemplated by this Agreement.

SECTION 6.08     Public Announcements.  Each party shall issue its own initial press release relating to this Agreement, the text of which shall have been provided to the other party prior to such issuance.  Thereafter, each of Parent and the Company shall consult with each other before issuing any press release or otherwise making any public statements with respect to this Agreement or any of the Transactions, except to the extent public disclosure is required by applicable Law or the requirements of the NYSE, in which case the issuing party shall use its reasonable efforts to consult with the other party before issuing any press release or making any such public statements, except with respect to the matters described in Section 6.03, Section 8.01 and Section 8.03 or in connection with any dispute between the parties regarding this Agreement; provided, however, subject to Section 6.03 in the case of the Company, each party hereto and their respective controlled Affiliates may make statements that are not inconsistent with previous press releases, public disclosures or public statements made by Parent and the Company in compliance with this Section 6.08.

SECTION 6.09     Transfer Taxes.  The Company and Parent shall cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any sales, transfer, stamp, stock transfer, value added, use, real property transfer or gains and any similar Taxes which become payable in connection with the Transactions.  Notwithstanding anything to the contrary herein, each of Parent and the Surviving Company agrees to assume liability for and pay any sales, transfer, stamp, stock transfer, value added, use, real property transfer or gains and any similar Taxes, as well as any transfer, recording, registration and other fees that may be imposed upon, payable or incurred in connection with this Agreement and the Transactions.

SECTION 6.10     Stock Exchange De-Listing.  Parent shall cause the Company’s securities to be de-listed from NYSE and de-registered under the Exchange Act as soon as practicable following the Effective Time.

SECTION 6.11     Shareholder Litigation.  The Company shall give Parent reasonable opportunity to participate in the defense (at Parent’s sole cost and subject to a joint defense agreement) of any Action brought by the Company’s shareholders or other persons against the Company or any of its directors, officers or Representatives arising out of or relating to this Agreement or the Transactions. Without limiting the preceding sentence, the Company shall give Parent the right to review and comment on all material filings or responses to be made by the Company in connection with any such litigation, and the right to consult on the settlement with respect to such litigation, and the Company will in good faith take such comments into account, and, no such settlement shall be agreed to without Parent’s prior written consent (which shall not be unreasonably withheld, delayed or conditioned). The Company shall promptly notify Parent of any such Action and shall keep Parent reasonably and promptly informed with respect to the status thereof.

SECTION 6.12     Takeover Laws.  If any “fair price,” “moratorium,” “control share acquisition,” “interested shareholder” or other anti-takeover Law (including Section 912 of the NYBCL) or any comparable anti-takeover provisions of the Company Charter or the Company By-Laws or any shareholder rights plan or similar agreement becomes or is deemed to be applicable to this Agreement or the Transactions, then the Company Board shall grant such approvals and take such actions as are necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to render such Law or Laws or other comparable anti-takeover provisions or shareholder rights plans inapplicable to the foregoing.

SECTION 6.13     Cooperation.  Prior to the Closing, the Company will, and will cause the Company Subsidiaries to, and will use reasonable best efforts to cause the Company Representatives to, on a timely basis, provide to Parent all cooperation reasonably requested by Parent in connection with the arrangement, marketing, syndication and consummation of any financing deemed reasonably necessary or advisable by Parent in connection with the Transactions (the “Financing”) (provided, however, that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company or the Company Subsidiaries), including making the senior officers of the Company and the Company Subsidiaries available to the debt financing sources for a reasonable number of meetings at reasonable times, and providing all information reasonably requested by such debt financing sources in connection with such Financing, including to assist in the preparation of any pro forma financial statements required in connection therewith and/or under SEC rules applicable to Parent. Notwithstanding the foregoing, nothing in this Agreement shall require the Company or any Company Subsidiary or any of their respective Representatives (1) to take any action that would reasonably be expected to conflict with or violate the Company Charter, the Company By-Laws or any of the provisions of the certificate of incorporation or by-laws (or equivalent organizational documents) of a Company Subsidiary or any Law or result in the breach of any material Contract, or (2) to pay any commitment or similar fee, reimburse any third party expenses, provide any indemnities in connection with any such Financing prior to the Closing (except to the extent Parent promptly reimburses (in the case of out-of –pocket costs) or provides the funding (in all other cases) to the Company or any Company Subsidiary therefor) or incur or assume any liability or obligation in connection with the Financing prior to the Closing.  Parent shall, promptly upon written request by the Company, reimburse the Company for all out-of-pocket costs (including reasonable attorneys’ fees) incurred by the Company or the Company Subsidiaries in performing their obligations under this Section 6.13, and indemnify the Company for any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by the Company or any of the Company Subsidiaries arising therefrom.  All non-public or other confidential information provided by the Company or any of its Representatives pursuant to this Section 6.13 shall be kept confidential in accordance with the Confidentiality Agreement, except that Parent shall be permitted to disclose such information to potential financing sources and to ratings agencies during the syndication and marketing of any Financing, subject to customary confidentiality undertakings by such potential financing sources.  None of the representations, warranties or covenants of the Company set forth in this Agreement shall be deemed to apply to, or deemed breached or violated by, any of the actions taken by the Company or any Company Subsidiary at the request of Parent set forth in this Section 6.13.

ARTICLE VII

CONDITIONS TO THE MERGER

SECTION 7.01     Conditions to the Obligations of Each Party.  The respective obligations of the Company, Parent and Merger Sub to consummate the Merger are subject to the satisfaction or written waiver (where permissible) of the following conditions:

(a)     Company Shareholder Approval.  The Company Shareholder Approval shall have been obtained.

(b)     No Order.  No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any decision, injunction, decree, ruling, Law or Order (whether temporary, preliminary or permanent) that is in effect and enjoins or otherwise prohibits or makes illegal the consummation of the Merger.

(c)     Regulatory Approvals.  (i) Any waiting period (and any extension thereof) applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated and (ii) all consents, approvals, non-disapprovals and other authorizations of any Governmental Authority set forth in Section 7.01(c) of the Company Disclosure Schedule shall have been obtained.

SECTION 7.02     Conditions to the Obligations of Parent and Merger Sub.  The obligations of Parent and Merger Sub to consummate the Merger are subject to the satisfaction or waiver (where permissible) of the following additional conditions:

(a)     Representations and Warranties.  (i) Each of the representations and warranties of the Company in Section 3.01, Section 3.02, Section 3.03, Section 3.04, Section 3.08(a), Section 3.18, Section 3.19 and Section 3.21 shall, if qualified by materiality or “Company Material Adverse Effect” be true and correct in all respects or, if not so qualified, be true and correct in all material respects (except for the representations and warranties of the Company in (x) Section 3.03(a), which shall be true and correct in all respects, and (y) Section 3.03(b), which shall be true and correct in all respects, except for de minimis deviations), in each case, as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are, by their terms, made as of a specified date, in which case such representations and warranties shall be so true and correct as of such specified date), and (ii) each of the other representations and warranties contained in Article III (disregarding all qualifications set forth therein relating to “materiality”, “Company Material Adverse Effect” or other qualifications based on the word “material” or similar phrases) shall be true and correct as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are, by their terms, made as of a specified date, in which case such representations and warranties shall be so true and correct as of such specified date), except where the failure of such representations and warranties in this clause (ii) to be so true and correct would not have, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)     Agreements and Covenants.  The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time.

(c)     Officer Certificate.  The Company shall have delivered to Parent a certificate, dated the Closing Date, signed by an executive officer of the Company, certifying as to the satisfaction of the conditions specified in Sections 7.02(a) and 7.02(b).

SECTION 7.03     Conditions to the Obligations of the Company.  The obligations of the Company to consummate the Merger are subject to the satisfaction or waiver (where permissible) of the following additional conditions:

(a)     Representations and Warranties.  (i) Each of the representations and warranties of Parent in Section 4.01, Section 4.03 and Section 4.09 shall be true and correct in all material respects as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are, by their terms, made as of a specified date, in which case such representations and warranties shall be true and correct as of such specified date) and (ii) each of the other representations and warranties of Parent and Merger contained in Article IV (disregarding all qualifications set forth therein relating to “materiality” or “material adverse effect” or other qualifications based on the word “material” or similar phrases) shall be true and correct as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are, by their terms, made as of a specified date, in which case such representations and warranties shall be true and correct as of such specified date), except where the failure of such representations and warranties to be true and correct would not reasonably be expected to have or result in, individually or in the aggregate, a material adverse effect on the ability of Parent and Merger Sub to consummate the Merger and the other Transactions.

(b)     Agreements and Covenants.  Parent and Merger Sub shall have performed or complied in all material respects with all material agreements and material covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time.

(c)     Officer Certificate.  Parent shall have delivered to the Company a certificate, dated the Closing Date, signed by an executive officer of Parent, certifying as to the satisfaction of the conditions specified in Sections 7.03(a) and 7.03(b).

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

SECTION 8.01     Termination.  This Agreement may be terminated and the Transactions may be abandoned at any time prior to the Effective Time by action taken or authorized by the Board of Directors of the terminating party or parties, notwithstanding any prior adoption of this Agreement by the shareholders of the Company, as follows (the date of any such termination, the “Termination Date”):

(a)     by mutual written consent of Parent and the Company;

(b)     by either Parent or the Company if the Effective Time shall not have occurred on or before February 12, 2016 (the “Outside Date”); provided, however, that if on the Outside Date any of the conditions set forth in Section 7.01(b) (to the extent relating to the matters set forth in Section 7.01(c)) or Section 7.01(c) shall not have been satisfied but all other conditions set forth in Article VII shall have been satisfied or waived or shall then be capable of being satisfied if the Closing were to take place on such date, then the Outside Date shall be automatically extended to May 12, 2016; provided further that the right to terminate this Agreement under this Section 8.01(b) shall not be available to any party whose failure to fulfill any agreements and covenants under this Agreement has been the principal cause of, or resulted in, the failure of the Effective Time to occur on or before such date;

(c)     by either Parent or the Company if any Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any decision, injunction, decree, ruling, Law or Order permanently enjoining or otherwise prohibiting or making illegal the consummation of the Merger and such decision, injunction, decree, ruling, Law or Order shall have become final and nonappealable, or if there shall be adopted following the date of execution of this Agreement any Law that makes consummation of the Merger illegal or otherwise prohibited; provided, however, that the party seeking to terminate this Agreement pursuant to this clause (c) has fulfilled its obligations under Section 6.06;

(d)     by either Parent or the Company if this Agreement shall fail to receive the Company Shareholder Approval at the Company Shareholders’ Meeting or any adjournment or postponement thereof;

(e)     by Parent if (i) the Company Board shall have (A) effected an Adverse Recommendation Change, (B) failed to include the Company Recommendation in the Proxy Statement distributed to the shareholders of the Company or (C) at any time after public announcement of an Acquisition Proposal (other than pursuant to a commenced tender offer or exchange offer), the Company Board shall have failed to reaffirm the Company Recommendation within five (5) Business Days of receipt of any written request by Parent to do so, or (ii) the Company or any Company Subsidiary enters into an Acquisition Agreement;

(f)     by the Company, at any time prior to the time at which the Company receives the Company Shareholder Approval, if the Company Board determines to enter into a definitive agreement with respect to a Superior Proposal in accordance with Section 6.03;

(g)     by Parent, if the Company shall have breached any of its representations or warranties, or failed to perform any of its covenants or agreements set forth in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 7.02(a) or Section 7.02(b) and (ii) is incapable of being cured prior to the Outside Date; provided, that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.01(g) if either Parent or Merger Sub is then in material breach of any of its representations, warranties, covenants or agreements hereunder; or

(h)     by the Company, if Parent or Merger Sub shall have breached any of its representations or warranties, or failed to perform any of its covenants or agreements set forth in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 7.03(a) or Section 7.03(b) and (ii) is incapable of being cured prior to the Outside Date; provided, that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.01(h) if the Company is then in material breach of any of its representations, warranties, covenants or agreements hereunder.

SECTION 8.02     Notice of Termination; Effect of Termination.

(a)     A terminating party shall provide written notice of termination to the other party specifying with particularity the reason for such termination, and any such termination in accordance with Section 8.01 shall be effective immediately upon delivery of such written notice to the other party.

(b)     In the event of termination of this Agreement by any party as provided in Section 8.01, this Agreement shall forthwith become void and of no further force or effect and there shall be no liability or obligation on the part of any party, except that (i) this Section 8.02, Section 6.02(b), Section 8.03 and Article IX shall remain in full force and effect and (ii) nothing herein (including Section 8.03) shall relieve any party from liability for any intentional breach of this Agreement prior to the date of such termination, in which case the aggrieved party shall be entitled to all rights and remedies available at law or in equity, including liability for damages determined taking into account all relevant factors, including the loss of the benefit of the Transactions, any lost shareholder premium, any lost synergies, the time value of money, and any benefit to the breaching party or its shareholders arising from such intentional breach.  For purposes of this Agreement, “intentional breach” shall mean an action or omission taken or omitted to be taken that the breaching party intentionally takes (or fails to take) and knows (or should reasonably have known) would, or would reasonably be expected to, cause a material breach of this Agreement.  For the avoidance of doubt, the failure of a party to effect the Closing on or prior to the second (2nd) Business Day after the later to be satisfied of the condition set forth in Section 7.01(a) or Section 7.01(c) (provided that such party’s other conditions to Closing set forth in Article VII would be capable of satisfaction if the Closing were to occur on the date of such termination) shall be deemed an “intentional breach” of this Agreement.

SECTION 8.03     Fees and Expenses.

(a)     All Expenses incurred in connection with this Agreement, the Transactions, the solicitation of shareholder approvals and all other matters related to the closing of the Merger shall be paid by the party incurring such Expenses, whether or not the Merger or any other Transaction is consummated, except as otherwise set forth in this Agreement.  Notwithstanding the foregoing, (i) one-half of the filing fees and the cost of printing and mailing the Proxy Statement shall be paid by each of the Company and Parent, and (ii) one-half of the filing fees incurred in connection with the filings made pursuant to the HSR Act or any other Antitrust Law shall be paid by each of the Company and Parent.  “Expenses”, as used in this Agreement, shall include all reasonable out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, financing sources, hedging counterparties, experts and consultants to a party hereto and its Affiliates) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement.

(b)     If this Agreement shall be terminated:

(i)     by (x) Parent or the Company pursuant to Section 8.01(b), Section 8.01(d) or (y) by Parent pursuant to Section 8.01(g), then, if (A) on or prior to the Termination Date (or, with respect to a termination pursuant to Section 8.01(d), on or prior to the date of the Company Shareholders’ Meeting (including any postponements or adjournments thereof)), an Acquisition Proposal shall have been publicly announced, disclosed or otherwise made public (and not publicly withdrawn) and (B) within twelve (12) months of the Termination Date the Company or any Company Subsidiary enters into an agreement with respect to any Acquisition Proposal or consummates any Acquisition Proposal (in each case, whether or not such Acquisition Proposal is the same Acquisition Proposal described in clause (A) above), then the Company shall pay Parent the amount of $423,194,400.00 (the “Company Termination Fee”), which payment shall be made by wire transfer of immediately available funds within two Business Days of the earliest to occur of the entry in the agreement with respect to or the consummation of any Acquisition Proposal, in each case, as referred to in clause (B) above; or

(ii)     by Parent pursuant to Section 8.01(e) or the Company pursuant to Section 8.01(f), then the Company shall pay to Parent the Company Termination Fee.

(iii)     For the avoidance of doubt, in the event this Agreement is terminated by the Company for any reason at a time when Parent would have had the right to terminate this Agreement, Parent shall be entitled to receipt of any Company Termination Fee that would have been (or would have subsequently become) payable had Parent terminated this Agreement at such time.

(c)     The Company Termination Fee payable by the Company under Section 8.03(b) shall be paid to Parent or its designee by (or on behalf of) the Company in immediately available funds (i) concurrently with a termination of this Agreement by Parent pursuant to Section 8.01(e)(ii), (ii) simultaneously with, and as a condition to the effectiveness of, a termination of this Agreement by the Company pursuant to Section 8.01(f), and (iii) within two (2) Business Days after a termination of this Agreement in all other circumstances giving rise to the obligation to make such payment.  The payment to Parent or its designees of the Company Termination Fee shall, subject always to Section 8.02(b)(ii), be the sole and exclusive remedy of Parent for any loss suffered by Parent or Merger Sub as a result of the failure of the Transactions to be consummated to the extent paid and upon such payment in accordance with this Section 8.03, the Company shall not have any further liability or obligation relating to or arising out of this Agreement or the Transactions, except as set forth in Section 8.02(b)(ii).

(d)     For purposes of Section 8.03(b), Acquisition Proposal shall have the meaning assigned to such term in Section 6.03(g)(i), except that references to 20% in the definition thereof shall be deemed to be references to 50%.

(e)     The parties acknowledge and agree that the agreements contained in this Section 8.03 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the parties would not enter into this Agreement, accordingly, if the Company fails to pay when due any amount pursuant to this Section 8.03, then the Company shall (i) reimburse Parent for all costs and expenses (including reasonable attorneys’ fees and expenses) incurred in connection with the collection of such overdue amount and the enforcement by Parent of its rights under this Section 8.03, and (ii) pay to Parent interest on such overdue amount from the date such payment was required to be made until the date of payment at the prime lending rate as published in the Wall Street Journal in effect on the date such payment was required to be made.  Subject to Section 8.02(b)(ii), each of the parties further acknowledges that the payment of the amounts by the Company specified in this Section 8.03 is not a penalty, but, in each case, is liquidated damages in a reasonable amount that will compensate Parent in the circumstances in which such fees are payable for the efforts and resources expended and the opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision.  In no event shall the Company be required to pay the Company Termination Fee in connection with the termination of this Agreement more than once.

ARTICLE IX

GENERAL PROVISIONS

SECTION 9.01     Non-Survival of Representations, Warranties and Agreements.  The representations, warranties and agreements in this Agreement and in any certificate delivered pursuant hereto shall terminate at the Effective Time; provided, however, that this Section 9.01 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

SECTION 9.02     Notices.  All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt except as otherwise set forth in the last sentence of this Section 9.02) by delivery in person, by an internationally recognized overnight courier service or by facsimile transmission (with a confirmatory copy sent by an internationally recognized overnight courier service) to the respective parties hereto at the following coordinates (or at such other coordinates for a party as shall be specified in a notice given in accordance with this Section 9.02):

(a)	if to Parent or Merger Sub:

Danaher Corporation
2200 Pennsylvania Ave., NW
Suite 800W
Washington, DC 20037
Attention:	Attila I. Bodi
Jeff Szekeres
Facsimile:	(202) 419-7668

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP
4 Times Square
New York, NY 10036
Attention:	Joseph A. Coco
Michael A. Civale
Facsimile:	(917) 777-3050

(b)	if to the Company:

Pall Corporation
25 Harbor Park Drive
Port Washington, NY 11050
Attention:	General Counsel
Facsimile:	(516) 801-9781

with a copy (which shall not constitute notice) to:

Shearman & Sterling LLP
599 Lexington Ave.
New York, NY 10022
Attention:	Creighton O’M. Condon
Robert M. Katz
Facsimile:	(212) 848-7179

For purposes of this Agreement, any notice received by facsimile transmission or otherwise at the addressee’s location on any Business Day after 5:30 p.m. (recipient’s local time) shall be deemed to have been received at 9:00 a.m. (recipient’s local time) on the next Business Day.

SECTION 9.03     Certain Definitions.

(a)     For purposes of this Agreement:

“Acceptable Confidentiality Agreement” means an executed confidentiality agreement with terms no less favorable, in the aggregate, to the Company than those contained in the Confidentiality Agreement; provided, however, that such confidentiality agreement (i) need not include a “standstill” restriction similar to the Standstill Restrictions (as defined in the Confidentiality Agreement), and (ii) shall not prohibit the Company from providing to Parent any of the information required to be provided to Parent under Section 6.03.

“Acquisition Agreement” means any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option or other similar agreement (other than an Acceptable Confidentiality Agreement entered into in accordance with the terms of Section 6.03) regarding, or that is intended to result in, or would reasonably be expected to lead to, any Acquisition Proposal.

“Affiliate” of a specified person means a person who, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified person.

“Antitrust Laws” means all antitrust, competition or trade regulation Laws or Laws that are otherwise designed or intended to prohibit, restrict or regulate actions or transactions having the purpose or effect of monopolization, restraint of trade or harm to competition.

“Business Day” means any day on which the principal offices of the SEC in Washington, D.C. are open to accept filings, or, in the case of determining a date when any payment is due, any day on which banks are not required or authorized to close in New York, NY.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Material Adverse Effect” means any event, circumstance, change or effect that, individually or in the aggregate with any other event, circumstance, change or effect, (a) has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, financial condition or results of operations of the Company and the Company Subsidiaries, taken as a whole or (b) prevents or materially delays to a date following the Outside Date the ability of the Company to consummate the Merger (provided that the parties hereto agree that this clause (b) shall be disregarded for purposes of Article VII and Article VIII); provided, however, that, in the case of clause (a), in no event shall any of the following, alone or in combination, be deemed to constitute, nor shall any of the following be taken into account in determining whether there has been, a Company Material Adverse Effect:  (i) any event, circumstance, change or effect resulting from or relating to (A) a change in general economic, political, regulatory, business, economic, financial, credit or capital market conditions, or any changes therein, including interest or exchange rates, (B) a change in the industries, or in the business conditions in the geographic regions, in which the Company and the Company Subsidiaries operate, (C) any change in accounting requirements or principles required by GAAP (or any interpretations thereof) or required by any change in applicable Laws (or any interpretations thereof) after the date hereof, (D) any adoption, implementation, promulgation, repeal, modification, reinterpretation or proposal of any Law after the date hereof, (E) any liability arising out of any Action disclosed on the Company Disclosure Schedule to the extent such liability is reasonably foreseeable from such disclosure, (F) any outbreak, escalation or acts of terrorism, armed hostility or war or any weather related event, fire or natural disaster, (G) the announcement of the execution of this Agreement or the pendency of the Transactions (provided that the exceptions in this clause (G) shall not apply to any representations or warranties contained in Section 3.05 (or the condition in Section 7.02(a) as it relates to the representations and warranties in Section 3.05), or (H) compliance with the express terms of, or the taking of any action expressly required by, this Agreement (excluding the Company operating in the ordinary course of business) or the taking of any action consented to or requested in writing by Parent prior to the taking of such action; provided further that the exceptions set forth in (A), (B), (C), (D) and (F) of this clause (i) shall only apply to the extent that such event, circumstance, change or effect does not have a materially disproportionate impact on the Company and the Company Subsidiaries, taken as a whole, compared to other companies that operate in the industries in which the Company and the Company Subsidiaries operate, (ii) any failure to meet internal or published projections, forecasts, performance measures, operating statistics or revenue or earnings predictions for any period or a decline in the price or trading volume of the Shares (provided that, except as otherwise provided in this definition, the underlying causes of such failure or decline may be considered in determining whether there is a Company Material Adverse Effect) or (iii) any Actions, challenges or investigations relating to this Agreement or transactions contemplated hereby made or brought by any of the current or former shareholders of the Company (on their own behalf or on behalf of the Company).

“Company Representatives” means the officers, directors, employees, financial advisors, attorneys, accountants, investment bankers, representatives and agents and other advisors of the Company or the Company Subsidiaries.

“Company Shareholders’ Meeting” means a duly convened meeting of the shareholders of the Company called to obtain the Company Shareholder Approval, or any valid adjournment or postponement thereof made in accordance with this Agreement.

“Contract” means any binding oral or written contract, subcontract, agreement, note, bond, mortgage, indenture, lease, sublease, license, sublicense, permit, franchise or other instrument, obligation, commitment or arrangement or understanding of any kind or character.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, or as trustee or executor, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, as trustee or executor, by Contract or credit arrangement or otherwise.

“Equity Award Exchange Ratio” means the quotient, rounded to the nearest one ten thousandth, determined by dividing the Merger Consideration by the Parent Stock Price.

“Intellectual Property” means all intellectual property rights of any kind or nature throughout the world, including all  trademarks, service marks, trade names, domain names, mask works, inventions, patents, trade secrets, copyrights, know-how, processes, systems, techniques, computer software programs and applications, algorithms, data, and databases, (including any registrations or applications for registration of any of the foregoing) or any other similar type of proprietary intellectual property rights.

“Knowledge of the Company” or “Company’s Knowledge” means the actual knowledge, as of the date of this Agreement, of the individuals identified on Schedule 9.03, in each case, including the knowledge that any such individuals would reasonably be expected to discover or become aware of in the course of the reasonable conduct of his or her duties.

“Leased Real Property” means all material real property leased or subleased (whether as a tenant or subtenant) by the Company or any Company Subsidiary.

“Liens” means any and all security interests, pledges, claims, charges, options, puts, calls, preemptive purchase rights, easements, restrictions, rights of first refusal, hypothecation, mortgages, liens and any other encumbrances of any kind or nature whatsoever.

“NYSE” means the New York Stock Exchange.

“Order” means with respect to any person, any award, decision, injunction, judgment, stipulation, order, ruling, subpoena, writ, decree, consent decree or verdict entered, issued, made or rendered by any arbitrator or Governmental Authority of competent jurisdiction affecting such person or any of its properties.

“Owned Real Property” means all real property owned by the Company or any Company Subsidiary.

“Parent Stock Price” means the average of the closing prices of the shares of Parent Common Stock on the New York Stock Exchange (as reported in The Wall Street Journal, or, if not reported thereby, any other authoritative source), for the ten (10) trading days immediately preceding the Closing Date.

“Permitted Lien” means (a) Liens for Taxes, special assessments or other governmental charges not yet due and payable or the amount or validity of which is being contested in good faith in appropriate proceedings and for which appropriate reserves have been established in accordance with GAAP, (b) mechanics’, materialmen’s, carriers’, workers’, repairers’ and similar statutory liens arising or incurred in the ordinary course of business, (c) zoning, entitlement, building and other land use regulations imposed by governmental agencies having jurisdiction over any Owned Real Property which are not violated in any material respect by the current use and operation of the Owned Real Property, (d) deposits or pledges made in connection with, or to secure payment of, worker’s compensation, unemployment insurance, old age pension programs mandated under applicable legal requirements or other social security, (e) covenants, conditions, restrictions, easements, encumbrances and other similar matters of record affecting title to but not adversely affecting current occupancy or use of the Owned Real Property in any material respect, (f) restrictions on the transfer of securities arising under federal and state securities laws, (g) any Liens caused by state statutes and/or principles of common law and specific agreements within some leases providing for landlord liens with respect to tenant’s personal property, fixtures and/or leasehold improvements at the subject premises and (h) restrictions not materially affecting the present use of such assets or properties.

“person” means an individual, company, corporation, partnership, limited partnership, limited liability company, syndicate, person (including a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or entity or government, political subdivision, agency or instrumentality of a government.

“Subsidiary” or “Subsidiaries” of any person shall mean (i) a corporation more than fifty percent (50%) of the combined voting power of the outstanding voting stock of which is owned by such person or by one of more other Subsidiaries of such person, (ii) a partnership of which such person, or one or more other Subsidiaries thereof is the general partner and has the power to direct the policies, management and affairs of such partnership, (iii) a limited liability company of which such person or one or more other Subsidiaries thereof is the managing member and has the power to direct the policies, management and affairs of such company or (iv) any other person (other than a corporation, partnership or limited liability company) in which such person, or one or more other Subsidiaries of such person has at least a majority ownership and power to direct the policies, management and affairs thereof.

“Transactions” means the Merger and the other transactions contemplated by this Agreement.

(b)     The following terms have the meaning set forth in the Sections set forth below:

Defined Term	Location of Definition

Acceptable Confidentiality Agreement	9.03(a)
Acquisition Agreement	9.03(a)
Acquisition Proposal	6.03(g)(i)
Action	3.09
Adverse Recommendation Change	6.03(d)
Affiliate	9.03(a)
Agreement	Preamble
Antitrust Laws	9.03(a)
Book-Entry Shares	2.02(b)
Business Day	9.03(a)
Certificate	2.02(b)
Certificate of Merger	1.03
Certificates	2.02(b)
Closing	1.02
Closing Date	1.02
Code	9.03(a)
Collective Bargaining Agreement	3.11
Company	Preamble
Company Board	Recitals
Company By-Laws	1.05
Company Charter	1.05
Company Common Stock	Recitals
Company Disclosure Schedule	Article III
Company Material Adverse Effect	9.03(a)
Company Permits	3.06
Company Recommendation	3.18(a)
Company Representatives	9.03(a)
Company Shareholder Approval	3.18(b)
Company Shareholders’ Meeting	9.03(a)
Company Stock Option	2.04(a)
Company Stock Plans	2.04(a)
Company Subsidiary	3.01(b)
Company Termination Fee	8.03(b)(i)
Company’s Knowledge	9.03(a)
Confidentiality Agreement	6.02(b)
Contract	9.03(a)
control	9.03(a)
Effective Time	1.03
Employee	6.05(a)
Environmental Laws	3.16
Equity Award Exchange Ratio	9.03(a)
Equity Interests	3.03(b)
ERISA	3.10(a)
ESPP	2.04(e)
ESPP Award	2.04(e)
Exchange Act	3.05(b)

Expenses	8.03(a)
Financing	6.13
GAAP	3.07(b)
Governmental Authority	3.05(b)
Hazardous Materials	3.16
HSR Act	3.05(b)
Indemnified Parties	6.04(a)
Intellectual Property	9.03(a)
intentional breach	8.02(b)
International Plan	3.10(b)
Intervening Event	6.03(g)(ii)
IRS	3.10(d)
Knowledge of the Company	9.03(a)
Law	3.05(a)
Leased Real Property	9.03(a)
Liens	9.03(a)
Material Contracts	3.14(a)
Merger	Recitals
Merger Consideration	2.01(a)
Merger Sub	Preamble
MSPP	3.03(b)
MSPP Award	2.04(a)
NYBCL	Recitals
NYSE	9.03(a)
Order	9.03(a)
Outside Date	8.01(b)
Owned Real Property	9.03(a)
Parent	Preamble
Parent Common Stock	11
Parent Stock Price	9.03(a)
Paying Agent	2.02(a)
Payment Fund	2.02(a)
Performance Stock Unit	2.04(a)
Permitted Lien	9.03(a)
person	9.03(a)
Plans	3.10(a)
Pre-Closing Period	5.01
Proxy Statement	3.05(b)
Purchaser Welfare Benefit Plans	6.05(b)
Representatives	6.02(a)
Restricted Stock Unit	10
Rollover Award	11
SEC	3.05(b)
SEC Reports	3.07(a)
Securities Act	3.07(a)
Share	2.01(a)

Shares	2.01(a)
Subsidiaries	9.03(a)
Subsidiary	9.03(a)
Superior Proposal	6.03(g)(iii)
Surviving Company	1.04
Tax	3.13(h)(i)
Tax Returns	3.13(h)(ii)
Taxes	3.13(h)(i)
Termination Date	8.01
Transactions	9.03(a)
U.S. Employee	6.05(b)
Union Employee	6.05(a)
Vested RSU	10

SECTION 9.04     Interpretation and Rules of Construction.  When a reference is made in this Agreement to an Exhibit, an Article or a Section, such reference shall be to an Exhibit, an Article or a Section of this Agreement unless otherwise indicated.  The table of contents, index of defined terms and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof”, “hereto”, “hereby”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.  Documents, materials and information are deemed to have been “made available” to Parent and Merger Sub, if such documents, materials or information were available for review by such person and its Representatives through the electronic data room entitled “Project Poseidon”, which is hosted by Intralinks (https://services.intralinks.com) in connection with the transactions contemplated hereby or disclosed in a SEC Report filed and publicly available, in each case, at least two (2) Business Days prior to the date of this Agreement. The term “or” is not exclusive.  The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”.  The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms.  Any agreement, instrument or Law defined or referred to herein means such agreement, instrument or Law as from time to time amended, modified or supplemented, unless otherwise specifically indicated.  References to a person are also to its successors and permitted assigns.  When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded, and if the last day of such period is not a Business Day, the period shall end on the immediately following Business Day.  Unless otherwise specifically indicated, all references to “dollars” and “$” will be deemed references to the lawful money of the United States of America.  Each of the parties has participated in the drafting and negotiation of this Agreement.  If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement. References to “days” shall mean “calendar days” unless expressly stated otherwise.  When “since” is used in connection with a date, the period covered thereby shall be inclusive of such date. No specific provision, representation or warranty shall limit the applicability of a more general provision, representation or warranty. It is the intent of the parties that each representation, warranty, covenant, condition and agreement contained in this Agreement shall be given full, separate, and independent effect and that such provisions are cumulative.  The phrase “ordinary course of business” shall be deemed to be followed by the words “consistent with past practice” whether or not such words actually follow such phrase.  Any reference in this Agreement to a date or time shall be deemed to be such date or time in the City of New York, New York, U.S.A., unless otherwise specified.

SECTION 9.05     Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

SECTION 9.06     Disclaimer of Other Representations and Warranties.  Parent, Merger Sub and the Company each acknowledges and agrees that, except for the representations and warranties expressly set forth in this Agreement, (a) no party makes, and has not made, any representations or warranties relating to itself or its businesses or otherwise in connection with the Transactions, (b) no person has been authorized by any party to make any representation or warranty relating to such party or its businesses or otherwise in connection with the Transactions and, if made, such representation or warranty must not be relied upon as having been authorized by such party, and (c) any estimates, projections, predictions, data, financial information, memoranda, presentations or any other materials or information provided or addressed to any party or any of its Representatives are not and shall not be deemed to be or to include representations or warranties unless any such materials or information is the subject of any representation or warranty set forth in this Agreement.

SECTION 9.07     Entire Agreement.  This Agreement, taken together with the Company Disclosure Schedule and the Confidentiality Agreement, constitutes the entire agreement among the parties hereto with respect to the subject matter hereof and thereof and supersedes all prior agreements and undertakings, both written and oral, among the parties hereto, or any of them, with respect to the subject matter hereof and thereof.

SECTION 9.08     Assignment.  Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of Law or otherwise by any of the parties hereto without the prior written consent of the other parties hereto; provided that Parent and Merger Sub may assign all or any of their rights and obligations hereunder to any direct or indirect wholly-owned Subsidiary of Parent so long as Parent continues to remain liable for all of such obligations as if no such assignment had occurred.  Any purported assignment without such consent shall be void.  Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

SECTION 9.09     Parties in Interest.  Other than the provisions of Article II (which, from and after the Effective Time, shall be for the benefit of the holders of Company Common Stock, Company Stock Options, Restricted Stock Units and Performance Stock Units as of the Effective Time to the extent necessary for such holders to receive the consideration due such holders thereunder) and Section 6.04 (which is for the benefit of the persons covered thereby and may be enforced by such persons), this Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

SECTION 9.10     Remedies; Specific Performance.  The parties acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  Each party agrees that, in the event of any breach or threatened breach by any other party of any covenant or obligation contained in this Agreement, the non-breaching party shall be entitled (in addition to any other remedy that may be available to it whether in law or equity, including monetary damages, except as limited by Section 8.03) to (a) an Order of specific performance to enforce the observance and performance of such covenant or obligation, and (b) an injunction restraining such breach or threatened breach.  In circumstances where Parent or the Company is obligated to consummate the Merger and the Merger has not been consummated (other than as a result of the other party’s refusal to close in violation of this Agreement), each of Parent and the Company expressly acknowledges and agrees that the other party and its shareholders shall have suffered irreparable harm, that monetary damages will be inadequate to compensate such other party and its shareholders and that such other party on behalf of itself and its shareholders shall be entitled to enforce specifically Parent’s or the Company’s, as the case may be, obligation to consummate the Merger.  Notwithstanding the foregoing or any other provision of this Agreement, the parties acknowledge and agree that (x) Parent shall not be entitled to enforce specifically the obligations of the Company to consummate the transactions contemplated by this Agreement unless all of the conditions set forth in Section 7.01 and Section 7.03 shall have been satisfied or waived in writing by the Company and (y) the Company shall not be entitled to enforce specifically the obligations of the Parent and Merger Sub to consummate the transactions contemplated by this Agreement unless all of the conditions set forth in Section 7.01 and Section 7.02 shall have been satisfied or waived in writing by Parent.  Each party further agrees that no other party or any other person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 9.10, and each party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument. In the event that a party initiates a proceeding seeking equitable relief pursuant to this Section 9.10, the Outside Date shall automatically be extended until such proceeding is finally resolved.

SECTION 9.11     Governing Law.

(a)     This Agreement shall be governed by and construed in accordance with the Laws of the State of New York.

(b)     The parties hereto agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby (whether brought by any party or any of its Affiliates or against any party or any of its Affiliates) shall be heard and determined exclusively in any New York federal court sitting in the Borough of Manhattan of The City of New York; provided, however, that if such federal court does not have jurisdiction over such Action, such Action shall be heard and determined exclusively in any New York state court sitting in the Borough of Manhattan of The City of New York.  Consistent with the preceding sentence, each of the parties hereto hereby (i) submits to the exclusive jurisdiction of any federal or state court sitting in the Borough of Manhattan of The City of New York for the purpose of any Action arising out of or relating to this Agreement brought by either party hereto; (ii) agrees that service of process will be validly effected by sending notice in accordance with Section 9.02; and (iii) irrevocably waive, and agree not to assert by way of motion, defense, or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the transactions contemplated by this Agreement may not be enforced in or by any of the above named courts.

SECTION 9.12     Waiver of Jury Trial.  EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS.  EACH OF THE PARTIES HERETO HEREBY (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF THE OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.12.

SECTION 9.13     Amendment.  This Agreement may be amended by the parties hereto by action taken by or on behalf of their respective Boards of Directors at any time prior to the Effective Time; provided, however, that, after receipt of the Company Shareholder Approval, no amendment may be made that would reduce the amount or change the type of consideration into which each Share shall be converted upon consummation of the Merger or that would otherwise require the approval of the shareholders of the Company under applicable Law.  This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

SECTION 9.14     Waiver.  At any time prior to the Effective Time, any party hereto may (a) extend the time for the performance of any obligation or other act of any other party hereto, (b) waive any inaccuracy in the representations and warranties of any other party contained herein or in any document delivered pursuant hereto and (c) waive compliance with any agreement of any other party or any condition to its own obligations contained herein.  Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.  The failure of any party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.

SECTION 9.15     Company Disclosure Schedule. The parties hereto agree that any reference in a particular Section of the Company Disclosure Schedule shall be deemed to be disclosed and incorporated by reference in each other Section of the Company Disclosure Schedule to which such information reasonably relates as though fully set forth in such other Section to the extent the applicability and relevance of such information to such other Section is reasonably apparent. Certain items and matters may be listed in the Company Disclosure Schedule for informational purposes only and may not be required to be listed therein by the terms of this Agreement.  In no event shall the listing of items or matters in the Company Disclosure Schedule be deemed or interpreted to broaden, or otherwise expand the scope of, the representations and warranties or covenants contained in this Agreement.  The mere inclusion of an item in the Company Disclosure Schedule as an exception to a representation or warranty (x) shall not be deemed an admission that such item represents a material exception or material event, circumstance, change, effect, development or condition or that such item would constitute a Company Material Adverse Effect and (y) shall not be construed as an admission by the Company of any non-compliance with, or violation of, any third party rights (including any intellectual property rights) or any Law or Order of any Governmental Authority, such disclosures having been made solely for the purposes of creating exceptions to the representations made herein or of disclosing any information required to be disclosed under this Agreement.  Without limiting the foregoing, no reference to or disclosure of a possible breach or violation of any Contract or agreement, Law or Order shall be construed as an admission or indication that a breach or violation exists or has actually occurred.

SECTION 9.16     Counterparts.  This Agreement may be executed and delivered (including by facsimile transmission or other means of electronic transmission, such as by electronic mail in “pdf” form) in counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

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IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

PALL CORPORATION

By:
Name:
Title:

DANAHER CORPORATION

By:
Name:
Title:

PENTAGON MERGER SUB, INC.

By:
Name:
Title:

[Agreement and Plan of Merger Signature Page]